[redacted]

08058049

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

0000076027
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2007
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07558
SEC file number, if available

S-________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2007
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on the 30th day of September, 2008.

REPUBLIC OF PANAMA

By: /s/ Héctor E. Alexander H.
Héctor E. Alexander H.
Minister of Economy and Finance of the Republic of Panama

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2007 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2008 Annual Budget of the Republic of Panama (in Spanish).

EXHIBIT C

LEY No. 51

De 11 de diciembre de 2007

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2008

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO 1

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Apruébase el Presupuesto General del Estado para la vigencia fiscal de 2008 cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	3,370,000,000	1,519,655,527	4,889,655,527	3,073,200,445	1,816,455,082	4,889,655,527
1. INSTITUCIONES DESCENTRALIZADAS	2,206,822,000	295,057,100	2,501,879,100	1,921,194,700	580,684,400	2,501,879,100
2. EMPRESAS PÚBLICAS	564,303,500	162,110,200	726,413,700	482,781,656	243,632,044	726,413,700
3. INTERMEDIARIOS FINANCIEROS	466,896,000	851,471,000	1,318,367,000	364,548,700	953,818,300	1,318,367,000
TOTAL	6,608,021,500	2,828,293,827	9,436,315,327	5,841,725,501	3,594,589,826	9,436,315,327
MENOS TRANSFERENCIAS INTER INSTITUCIONALES	819,175,600	295,450,700	1,114,626,300	819,175,600	295,450,700	1,114,626,300
TOTAL PRESUPUESTO GENERAL DEL ESTADO	5,788,845,900	2,532,843,127	8,321,689,027	5,022,549,901	3,299,139,126	8,321,689,027

ARTÍCULO 2. Apruébase los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2008 cuya composición se expresa a continuación en Balboas :

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	1,453,595,832	325,445,100	502,569,100	0	791,590,413	3,073,200,445
1. INSTITUCIONES DESCENTRALIZADAS	964,912,097	922,596,603	0	33,398,000	288,000	1,921,194,700
2. EMPRESAS PÚBLICAS	271,962,756	15,951,200	2,693,000	177,173,600	15,001,100	482,781,656
3. INTERMEDIARIOS FINANCIEROS	245,707,100	6,696,300	0	100,000,000	12,145,300	364,548,700
TOTAL	2,936,177,785	1,270,689,203	505,262,100	310,571,600	819,024,813	5,841,725,501

ARTÍCULO 3. Apruébase los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2008 cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	1,049,899,200	11,521,468	244,235,400	510,799,014	1,816,455,082
1. INSTITUCIONES DESCENTRALIZADAS	569,369,500	9,787,900	0	1,527,000	580,684,400
2. EMPRESAS PÚBLICAS	179,564,325	4,479,119	42,261,800	17,326,8	243,632,044
3. INTERMEDIARIOS FINANCIEROS	922,913,500	7,181,700	0	23,723,100	953,818,300
TOTAL	2,721,746,525	32,970,187	286,497,200	553,375,914	3,594,589,826

CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo a la siguiente politica sectorial y asignacion de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	4,092,954,100	49.18
DESARROLLO DE LA INFRAESTRUCTURA	591,036,900	7.10
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	1,416,314,600	17.02
SERVICIOS GENERALES	861,278,100	10.35
SERVICIO DE LA DEUDA PÚBLICA	1,360,105,327	16.34
TOTAL	8,321,689,027	100.00

CAPITULO III

PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Apruébase el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2008 cuyo resumen de ingresos y gastos se expresan a continuación en Balboas :

DETALLE	TOTAL
INGRESOS TOTALES	**5,611,045,300**
INGRESOS CORRIENTES	5,444,646,400
RECURSOS DEL PATRIMONIO	63,581,700
DONACIONES	102,817,200
GASTOS CORRIENTES	**4,831,368,988**
SERVICIOS PERSONALES	1,867,394,036
SERVICIOS NO PERSONALES	427,495,306
MATERIALES Y SUMINISTROS	360,275,093
MAQUINARIA Y EQUIPO SEMOVIENTE	24,322,187
INVERSION FINANCIERA	2,101,000
TRANSFERENCIAS CORRIENTES	1,282,849,303
ASIGNACIONES GLOBALES	14,674,450
SEGURO EDUCATIVO	42,824,000
INTERESES DE LA DEUDA	809,433,613
INTERNA	163,771,967
EXTERNA	645,661,646
SUPERAVIT/DEFICIT CORRIENTE	**613,277,412**
INVERSION	**1,703,279,525**
CORRIENTE	1,703,279,525
BALANCE	**-923,603,213**
FINANCIAMIENTO	**923,603,213**
INTERNO NETO	-4,059,595
CREDITO INTERNO	51,688,500
SALDO EN CAJA	156,773,800
USO RESERVA	106,860,000
INVERSION FINANCIERA	-153,852,000
AMORTIZACION	-165,529,895
EXTERNO NETO	927,662,808
CREDITO EXTERNO	1,308,487,027
AMORTIZACION	-380,824,219

REPUBLICA DE PANAMA GACETA OFICIAL

TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Apruébase el Presupuesto del Gobierno Central para la vigencia fiscal de 2008 cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	4,889,655,527	TOTAL	4,889,655,527
1. INGRESOS CORRIENTES	3,370,000,000	1. GASTOS CORRIENTES	3,073,200,445
1.1. INGRESOS TRIBUTARIOS	2,067,324,000	1.1. GASTOS DE OPERACIÓN	1,453,595,832
1.1.1. IMPUESTOS DIRECTOS	1,077,724,000		
1.1.2. IMPUESTOS INDIRECTOS	989,600,000	1.2. TRANSFERENCIAS CORRIENTES Y SUBSIDIOS	828,014,200
		TRANSFERENCIAS CORRIENTES	325,445,100
1.2. INGRESOS NO TRIBUTARIOS	1,185,176,000	TRANSFERENCIAS PROPIAS	115,922,300
1.2.1. RENTA DE ACTIVOS	13,732,600	TRANSFERENCIAS C.S.S.	209,522,800
1.2.2. PART. EN UTILIDADES EMPRESAS	362,960,900	SUBSIDIOS	502,569,100
1.2.3. TRANSFERENCIAS CORRIENTES	4,737,025	1.3. INTERESES DE LA DEUDA PÚBLICA	791,590,413
1.2.4. TASAS Y DERECHOS	492,966,280		
1.2.5. CONTRIBUCIÓN DE MEJORAS	440,000		
1.2.6. INGRESOS VARIOS	14,742,995		
1.2.7. APORTE AL FISCO	295,596,200		
1.3. OTROS INGRESOS CORRIENTES	84,000,000		
1.3.2. INTERESES Y COMISIONES GANADOS	84,000,000		
1.4. SALDO EN CAJA Y EN BANCO	0		
1.4.2. DISPONIBLE LIBRE EN BANCO	0		
1.5. INGRESO DE GESTIÓN	33,500,000		
2. INGRESOS DE CAPITAL	1,519,655,527	2. GASTOS DE CAPITAL	1,816,455,082
2.1. RECURSOS PROPIOS DE CAPITAL	17,361,100	2.1. INVERSIONES	1,049,899,200
2.1.1. VENTA DE ACTIVOS	2,154,200	2.2. OTROS GASTOS DE CAPITAL	11,521,468
2.1.3. RECUPERACIÓN DE PRÉSTAMOS	11,537,500	2.3. TRANSFERENCIAS DE CAPITAL	244,235,400
2.1.4. RECUPERACIÓN DE COLOCACIONES	3,669,400	2.4. AMORTIZACIÓN DE LA DEUDA PÚBLICA	510,799,014
2.2. RECURSOS DEL CRÉDITO	1,318,748,927		
2.2.1. CRÉDITO INTERNO	20,260,000		
2.2.2. CRÉDITO EXTERNO	1,298,488,927		
2.3. OTROS INGRESOS DE CAPITAL	125,233,400		
2.3.2. TRANSFERENCIA DE CAPITAL	125,233,400		
2.4. SALDO EN CAJA Y BANCO	58,312,100		
2.4.2. DISPONIBLE LIBRE EN BANCO	58,312,100		

ARTÍCULO 7. Apruébase los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2008 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	1,453,595,832	325,445,100	502,569,100	791,590,413	3,073,200,445
ASAMBLEA NACIONAL	47,663,800	127,800	3,067,800	0	50,859,400
CONTRALORÍA GENERAL DE LA REPÚBLICA	47,193,500	96,500	0	0	47,290,000
MINISTERIO DE LA PRESIDENCIA	49,817,300	2,176,500	2,657,700	0	54,651,500
MINISTERIO DE GOBIERNO Y JUSTICIA	225,596,700	40,430,100	6,000,000	0	272,026,800
MINISTERIO DE RELACIONES EXTERIORES	36,463,100	1,436,800	0	0	37,899,900
MINISTERIO DE EDUCACIÓN	498,556,500	24,119,800	216,070,000	0	738,746,300
MINISTERIO DE COMERCIO E INDUSTRIAS	16,973,200	2,072,100	12,356,300	0	31,401,600
MINISTERIO DE OBRAS PÚBLICAS	27,593,900	21,200	0	0	27,615,100
MINISTERIO DE DESARROLLO AGROPECUARIO	29,465,100	1,433,100	16,538,300	0	47,436,500
MINISTERIO DE SALUD	227,742,200	191,921,700	205,381,500	0	625,045,400
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	14,843,200	481,700	0	0	15,324,900
MINISTERIO DE VIVIENDA	14,414,200	68,000	0	0	14,482,200
MINISTERIO DE ECONOMÍA Y FINANZAS	65,572,000	39,150,400	38,079,500	0	142,801,900
MINISTERIO DE DESARROLLO SOCIAL	11,647,100	3,264,800	2,418,000	0	17,329,900
ÓRGANO JUDICIAL	46,587,300	205,900	0	0	46,793,200
MINISTERIO PÚBLICO	51,696,800	2,545,600	0	0	54,242,400
TRIBUNAL ELECTORAL	32,077,232	15,639,800	0	0	47,717,032
OTROS GASTOS DE LA ADMINISTRACIÓN	11,692,700	253,300	0	0	11,946,000
DEUDA PÚBLICA	0	0	0	791,590,413	791,590,413

REPÚBLICA DE PANAMÁ

ARTÍCULO 8. Apruébase los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2008 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	1,049,899,200	11,521,468	244,235,400	510,799,014	1,816,455,082
ASAMBLEA NACIONAL	1,688,200	1,030,000	18,200	0	2,736,400
CONTRALORÍA GENERAL DE LA REPÚBLICA	4,048,900	42,600	0	0	4,091,500
MINISTERIO DE LA PRESIDENCIA	101,702,700	1,070,500	15,720,000	0	118,493,200
MINISTERIO DE GOBIERNO Y JUSTICIA	25,406,500	1,482,100	115,000	0	27,003,600
MINISTERIO DE RELACIONES EXTERIORES	3,045,000	381,000	0	0	3,426,000
MINISTERIO DE EDUCACIÓN	110,716,200	121,500	57,020,600	0	167,858,300
MINISTERIO DE COMERCIO E INDUSTRIAS	4,127,500	735,400	5,754,500	0	10,617,400
MINISTERIO DE OBRAS PÚBLICAS	306,542,000	267,000	0	0	306,809,000
MINISTERIO DE DESARROLLO AGROPECUARIO	50,566,500	790,200	9,360,700	0	60,717,400
MINISTERIO DE SALUD	106,287,400	603,000	55,785,000	0	162,675,400
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	2,019,100	361,500	72,732,200	0	75,112,800
MINISTERIO DE VIVIENDA	36,099,700	481,800	0	0	36,581,500
MINISTERIO DE ECONOMÍA Y FINANZAS	229,786,800	606,500	21,027,800	0	251,421,100
MINISTERIO DE DESARROLLO SOCIAL	44,759,800	52,000	6,701,400	0	51,513,200
ÓRGANO JUDICIAL	13,922,400	175,700	0	0	14,098,100
MINISTERIO PÚBLICO	6,919,800	513,200	0	0	7,433,000
TRIBUNAL ELECTORAL	2,260,700	2,671,668	0	0	4,932,368
OTROS GASTOS DE LA ADMINISTRACIÓN	0	135,800	0	0	135,800
DEUDA PÚBLICA	0	0	0	510,799,014	510,799,014

CAPITULO II
PRESUPUESTO DE INGRESOS

ARTICULO 9. Apruebase el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2008 por un monto de B/.4,889,655,527 de acuerdo con el siguiente detalle:

CODIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	4,889,655,527
0.55.1.0.0.0.00	INGRESOS CORRIENTES	3,370,000,000
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	2,067,324,000
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	1,077,724,000
0.55.1.1.1.1.00	SOBRE LA RENTA	927,000,000
0.55.1.1.1.1.01	PERSONA NATURAL	34,200,000
0.55.1.1.1.1.02	PERSONA JURÍDICA	336,500,000
0.55.1.1.1.1.03	PLANILLA	302,900,000
0.55.1.1.1.1.04	DIVIDENDOS	54,100,000
0.55.1.1.1.1.05	COMPLEMENTARIO	25,000,000
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	68,000,000
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	7,600,000
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	30,000,000
0.55.1.1.1.1.10	GANANCIA POR ENAJENACION - VALORES	56,600,000
0.55.1.1.1.1.11	GANANCIA POR ENAJENACION - BIENES INMUEBLES	12,100,000
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	107,900,000
0.55.1.1.1.2.01	INMUEBLES	72,000,000
0.55.1.1.1.2.02	AVISOS DE OPERACION DE EMPRESAS	35,900,000
0.55.1.1.1.4.00	SEGURO EDUCATIVO	42,824,000
0.55.1.1.1.4.99	SEGURO EDUCATIVO	42,824,000
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	989,600,000
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	410,600,000
0.55.1.1.2.1.01	IMPORTACIÓN	198,400,000
0.55.1.1.2.1.02	DECLARACIÓN-VENTAS	212,200,000
0.55.1.1.2.2.00	IMPORTACIÓN	355,300,000
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	50,000
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,400,000
0.55.1.1.2.2.03	INSTRUM. CIENTIF. DE MEDICIÓN Y CONTROL	2,000,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	10,400,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	300,000
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	8,800,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,400,000
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	5,600,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,400,000
0.55.1.1.2.2.10	AUTOS ACCESORIOS Y LLANTAS	25,600,000
0.55.1.1.2.2.11	ACEITE Y GRASAS Y MINERALES	100,000

0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3,200,000
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,000,000
0.55.1.1.2.2.14	PRODUCTOS QUÍMICOS	10,400,000
0.55.1.1.2.2.15	METALES EN GENERAL	4,400,000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,500,000
0.55.1.1.2.2.17	JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN	1,500,000
0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	5,600,000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	500,000
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLÁSTICOS	2,200,000
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	300,000
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1,500,000
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,000,000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7,000,000
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3,200,000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	700,000
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	800,000
0.55.1.1.2.2.28	COMBUSTIBLES	800,000
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	246,150,000
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACIÓN	200,000
0.55.1.1.2.2.35	OTROS GRAVÁMENES	1,300,000
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	181,700,000
0.55.1.1.2.4.01	PRIMA DE SEGUROS	23,700,000
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	106,300,000
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	21,600,000
0.55.1.1.2.4.06	CONSUMO DE LICORES	17,300,000
0.55.1.1.2.4.07	CONSUMO DE VINOS	100,000
0.55.1.1.2.4.08	VENTA DE GASEOSAS	4,300,000
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	900,000
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	6,500,000
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	1,000,000
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	33,000,000
0.55.1.1.2.7.02	TIMBRES NACIONALES	16,000,000
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	17,000,000
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	9,000,000
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	8,500,000
0.55.1.1.2.8.03	LICENCIAS COMERCIALES Y PROFESIONALES	500,000
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,185,176,000
0.55.1.2.1.0.00	RENTA DE ACTIVOS	13,732,600
0.55.1.2.1.1.00	ARRENDAMIENTOS	3,524,600
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	3,524,600
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	200,000
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	200,000
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	100,000
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	100,000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	9,908,000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	8,000,000
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	1,908,000
0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	362,960,900
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	362,460,900

0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	40,000,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	274,227,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	44,000,000
0.55.1.2.2.1.05	DIVIDENDOS AITSA	4,233,900
0.55.1.2.2.5.00	ACUÑACIÓN DE MONEDAS	500,000
0.55.1.2.2.5.01	SEÑOREAJE	500,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	4,737,025
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	2,454,325
0.55.1.2.3.2.10	CAJA DE SEGURO SOCIAL	1,532,825
0.55.1.2.3.2.16	CLICAC	25,000
0.55.1.2.3.2.17	REGISTRO PÚBLICO	45,800
0.55.1.2.3.2.20	I.F.A.R.H.U.	84,000
0.55.1.2.3.2.21	DEFENSORÍA DEL PUEBLO	20,000
0.55.1.2.3.2.22	ENTE REGULADOR	15,700
0.55.1.2.3.2.23	AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMA	41,100
0.55.1.2.3.2.25	I.D.I.A.P.	45,300
0.55.1.2.3.2.26	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	21,000
0.55.1.2.3.2.29	UNIVERSIDAD MARITIMA INTERNACIONAL	.6,400
0.55.1.2.3.2.30	I.N.A.C.	65,700
0.55.1.2.3.2.35	I.N.D.E.	58,700
0.55.1.2.3.2.37	I.N.A.D.E.H.	102,800
0.55.1.2.3.2.38	A.N.A.M.	45,000
0.55.1.2.3.2.40	I.P.H.E.	42,000
0.55.1.2.3.2.42	I.P.A.C.O.O.P	10,100
0.55.1.2.3.2.45	I.P.A.T.	107,100
0.55.1.2.3.2.46	AMPYME	19,300
0.55.1.2.3.2.90	UNIVERSIDAD DE PANAMÁ	80,100
0.55.1.2.3.2.95	UNIVERSIDAD TECNOLÓGICA	44,100
0.55.1.2.3.2.96	UNIVERSIDAD DE LAS AMÉRICAS	42,300
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	958,100
0.55.1.2.3.3.04	AUTORIDAD MARÍTIMA	113,000
0.55.1.2.3.3.08	BINGOS NACIONALES	12,400
0.55.1.2.3.3.38	AUTORIDAD AERONÁUTICA CIVIL	80,500
0.55.1.2.3.3.40	AEROPUERTO INTERNACIONAL DE TOCUMEN	54,900
0.55.1.2.3.3.41	EMPRESA DE GENERACIÓN ELÉCTRICA	25,000
0.55.1.2.3.3.66	IDAAN	200,000
0.55.1.2.3.3.70	IMA	64,000
0.55.1.2.3.3.78	ETESA	140,300
0.55.1.2.3.3.82	LOTERÍA NACIONAL DE BENEFICENCIA	220,000
0.55.1.2.3.3.96	ZONA LIBRE DE COLÓN	48,000
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	594,200
0.55.1.2.3.4.10	SUPERINTENDENCIA DE BANCOS	43,000
0.55.1.2.3.4.15	BANCO DE DESARROLLO AGROPECUARIO	145,300
0.55.1.2.3.4.30	BANCO HIPOTECARIO NACIONAL	87,000
0.55.1.2.3.4.45	BANCO NACIONAL DE PANAMÁ	183,300
0.55.1.2.3.4.60	CAJA DE AHORROS	75,000
0.55.1.2.3.4.80	COMISIÓN NACIONAL DE VALORES	26,900
0.55.1.2.3.4.90	I.S.A.	33,700
0.55.1.2.3.6.00	MUNICIPIOS	360,000

0.55.1.2.3.6.16	COLÓN	55,000
0.55.1.2.3.6.20	CHANGUINOLA	21,000
0.55.1.2.3.6.30	DAVID	33,000
0.55.1.2.3.6.75	LA CHORRERA	16,000
0.55.1.2.3.6.76	PANAMÁ	200,000
0.55.1.2.3.6.78	SAN MIGUELITO	35,000
0.55.1.2.3.7.00	SECTOR PRIVADO	149,900
0.55.1.2.3.7.16	CLICAC	500
0.55.1.2.3.7.20	IFARHU	5,000
0.55.1.2.3.7.25	IDIAP	300
0.55.1.2.3.7.30	INAC	2,700
0.55.1.2.3.7.35	INDE	2,000
0.55.1.2.3.7.37	INADEH	1,000
0.55.1.2.3.7.38	A.N.A.M.	2,000
0.55.1.2.3.7.40	IPHE	500
0.55.1.2.3.7.42	IPACOOP	2,000
0.55.1.2.3.7.45	IPAT	22,000
0.55.1.2.3.7.46	TRANSMISION DE DATOS (VARIOS)	111,900
0.55.1.2.3.8.00	EMPRESAS PÚBLICAS (INF. ESTATAL)	212,000
0.55.1.2.3.8.05	AUTORIDAD MARÍTIMA	26,000
0.55.1.2.3.8.08	BINGOS NACIONALES	1,000
0.55.1.2.3.8.38	AUTORIDAD AERONÁUTICA CIVIL	4,000
0.55.1.2.3.8.66	IDAAN	10,000
0.55.1.2.3.8.70	IMA	1,000
0.55.1.2.3.8.82	LOTERÍA NACIONAL DE BENEFICENCIA	110,000
0.55.1.2.3.8.96	ZONA LIBRE DE COLÓN	60,000
0.55.1.2.3.9.00	INTERMEDIARIOS FINANCIEROS (INF. EST.)	8,500
0.55.1.2.3.9.15	BANCO DE DESARROLLO AGROPECUARIO	4,000
0.55.1.2.3.9.30	BANCO HIPOTECARIO NACIONAL	4,000
0.55.1.2.3.9.90	INSTITUTO DE SEGURO AGROPECUARIO	500
0.55.1.2.4.0.00	TASAS Y DERECHOS	492,966,280
0.55.1.2.4.1.00	DERECHOS	425,176,280
0.55.1.2.4.1.02	PEAJES DEL CANAL	386,148,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	125,000
0.55.1.2.4.1.35	PEAJE POR USO DE AUTOPISTA	5,000,000
0.55.1.2.4.1.36	TRASIEGO DE PETROLEO	175,000
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	500,000
0.55.1.2.4.1.45	CONCESIONES VARIAS	24,000,000
0.55.1.2.4.1.46	CONCESIONES B. R.	9,228,280
0.55.1.2.4.2.00	TASAS	67,790,000
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	200,000
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	1,100,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	63,000,000
0.55.1.2.4.2.06	TASA DE OLEODUCTO	2,450,000
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	240,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	400,000
0.55.1.2.4.2.36	SERVICIO ADM. ADUANERO	400,000
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	440,000
0.55.1.2.5.0.01	TASA DE VALORIZACIÓN	440,000

0.55.1.2.6.0.00	INGRESOS VARIOS	14,742,995
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	2,000,000
0.55.1.2.6.0.02	DEPÓSITOS	336,400
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	2,640,000
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	9,766,595
0.55.1.2.7.0.00	APORTE AL FISCO	295,596,200
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	25,600,000
0.55.1.2.7.2.10	IPAT	400,000
0.55.1.2.7.2.95	REGISTRO PÚBLICO	25,200,000
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	169,996,200
0.55.1.2.7.3.02	AUTORIDAD DEL TRÁNSITO	7,798,000
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	58,931,000
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	72,358,800
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	30,908,400
0.55.1.2.7.4.00	INTERMEDIARIOS FINANCIEROS	100,000,000
0.55.1.2.7.4.45	BANCO NACIONAL	100,000,000
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	84,000,000
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	84,000,000
0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	84,000,000
0.55.1.3.2.4.45	INTERESES DEL FONDO FIDUC.	74,000,000
0.55.1.3.2.4.50	INTERESES SOBRE COLOCACIONES	6,252,600
0.55.1.3.2.4.60	INTERESES SOBRE ENTIDADES PUBLICAS	3,747,400
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	33,500,000
0.55.1.5.1.0.00	RENTA DE ACTIVOS	11,929,026
0.55.1.5.1.1.00	ARRENDAMIENTOS	100,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	100,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	2,160,884
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	44,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	20,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	720,000
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	275,000
0.55.1.5.1.3.16	TARJETAS DE IDENTIFICACION	150,392
0.55.1.5.1.3.98	VENTA DE TIERRA	428,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	523,492
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	9,598,142
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	147,800
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	260,000
0.55.1.5.1.4.08	SERVICIOS ADMINISTRATIVOS	55,000
0.55.1.5.1.4.09	MARCAS Y PATENTES	405,000
0.55.1.5.1.4.10	PROMOCIÓN DE ARTESANÍA	64,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	103,000
0.55.1.5.1.4.12	FINANCIERAS	77,000
0.55.1.5.1.4.13	RECURSOS MINERALES	74,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	90,000
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORÍA	8,000,000
0.55.1.5.1.4.26	PROPIEDAD HORIZONTAL	172,342
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	150,000
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	70,000

REPÚBLICA DE PANAMÁ

0.55.1.5.4.0.00	TASAS Y DERECHOS	20,198,055
0.55.1.5.4.1.00	DERECHOS	11,133,855
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	520,000
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	38,508
0.55.1.5.4.1.41	LIC. PARA SEGURO Y REASEGURO	151,000
0.55.1.5.4.1.44	PERMISOS PARA PORTAR ARMAS	70,000
0.55.1.5.4.1.45	PASAPORTE	3,021,250
0.55.1.5.4.1.46	MIGRACIÓN	7,333,097
0.55.1.5.4.2.00	TASAS	9,064,200
0.55.1.5.4.2.04	FONDO DEL T. ELECTORAL	1,677,900
0.55.1.5.4.2.15	INSPECCIÓN Y AVALÚO CATASTRAL	70,000
0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	450,000
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNETS	200,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	60,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	40,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	320,000
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	50,000
0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	330,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	500
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	160,000
0.55.1.5.4.2.54	TIMBRES DE MAQ. FRANQUEADORA	115,000
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	2,435,100
0.55.1.5.4.2.98	FONDO DE ADMÓN. HOSPITALES	3,155,700
0.55.1.5.6.0.00	INGRESOS VARIOS	1,372,919
0.55.1.5.6.0.04	GOBERNACION	60,000
0.55.1.5.6.0.05	FONDO JUDICIAL	80,069
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	1,232,850
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	1,519,655,527
0.55.2.1.0.0.00	RECURSOS PROPIOS DE CAPITAL	17,361,100
0.55.2.1.1.0.00	VENTA DE ACTIVOS	2,154,200
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	2,154,200
0.55.2.1.1.1.05	TERRENOS	2,154,200
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	11,537,500
0.55.2.1.3.0.46	REEMBOLSO ZLC	5,131,700
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	934,000
0.55.2.1.3.0.55	AUTORIDAD MARÍTIMA	2,194,600
0.55.2.1.3.0.56	FONDHABI-MIVI	2,584,000
0.55.2.1.3.0.57	BHN	675,200
0.55.2.1.3.0.58	IMA	18,000
0.55.2.1.4.0.00	RECUPERACIÓN DE COLOCACIONES	3,669,400
0.55.2.1.4.8.00	RECUPERACIÓN DE COLOCACIONES	3,669,400
0.55.2.1.4.8.01	RECURSOS DEL FONDO FIDUCIARIO	3,669,400
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	1,318,748,927
0.55.2.2.1.0.00	CRÉDITO INTERNO	20,260,000
0.55.2.2.1.1.00	BONOS	5,000,000
0.55.2.2.1.1.49	BONOS INTERNOS EDUCACION	5,000,000
0.55.2.2.1.4.00	PRÉSTAMOS	15,260,000
0.55.2.2.1.4.04	BANCO NACIONAL - SALUD	5,260,000
0.55.2.2.1.4.06	FONDO DE PRE INVERSIÓN	10,000,000

REPUBLICA DE PANAMA

0.55.2.2.2.0.00	CRÉDITO EXTERNO	1,298,488,927
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	217,283,114
0.55.2.2.2.1.10	J B I C - MINSA	10,000,000
0.55.2.2.2.1.12	ORGANO JUDICIAL - BID	4,840,500
0.55.2.2.2.1.14	CORPORACIÓN ANDINA DE FOMENTO	13,003,600
0.55.2.2.2.1.19	MIDES-BID	2,217,900
0.55.2.2.2.1.21	BID PRESIDENCIA BOCAS DEL TORO	5,632,110
0.55.2.2.2.1.22	BID 1430 MEF	2,000,000
0.55.2.2.2.1.23	PN - 0056 BID MEF	2,360,000
0.55.2.2.2.1.24	PRONAT MEF BID	9,376,000
0.55.2.2.2.1.25	BIRF UTPP MEF	3,915,600
0.55.2.2.2.1.40	MINISTERIO PUBLICO -BID	2,187,300
0.55.2.2.2.1.41	HSBC - MIDA	8,250,000
0.55.2.2.2.1.49	BID 130 MICI	74,600
0.55.2.2.2.1.50	PRESIDENCIA - BID DES. SOST. DE DARIÉN 1160	7,118,142
0.55.2.2.2.1.52	BID-MITRADEL 1403	707,100
0.55.2.2.2.1.53	BID-SEGURIDAD CIUDADANA G Y J	6,295,854
0.55.2.2.2.1.55	MIVI BID 343	3,997,300
0.55.2.2.2.1.56	RED DE PROGRAMA SOCIAL - MIDES	2,370,400
0.55.2.2.2.1.57	BID SANEAMIENTO DE LA BAHIA SALUD	20,200,000
0.55.2.2.2.1.58	BID DESARROLLO SOSTENIDO CHIRIQUI	3,410,000
0.55.2.2.2.1.61	PRESIDENCIA - BID 1612/OC CUENCA	3,231,480
0.55.2.2.2.1.64	BID 1013/OC-PN-EDUC.	10,926,900
0.55.2.2.2.1.68	BID 1350 SALUD P/N	11,649,600
0.55.2.2.2.1.69	BID - MICI PN L 1001	1,380,100
0.55.2.2.2.1.71	BIRF 3841 PA MINSA	4,392,370
0.55.2.2.2.1.72	MIDA - BID PN 0141	9,218,767
0.55.2.2.2.1.74	MEF - BID - DESC 0143	2,413,800
0.55.2.2.2.1.75	MOP - BID 1468	26,937,900
0.55.2.2.2.1.78	BID PRESIDENCIA PN 1226	2,750,000
0.55.2.2.2.1.79	BIRF 7045 MEF	13,999,800
0.55.2.2.2.1.87	FIDA 580 - FES	7,055,491
0.55.2.2.2.1.90	BID 804 MIVI	1,772,000
0.55.2.2.2.1.93	BIRF-MINEDUC 7032-PA	4,998,500
0.55.2.2.2.1.95	BID PRESIDENCIA 1108	8,600,000
0.55.2.2.2.5.00	BONOS EXTERNOS	1,081,205,813
0.55.2.2.2.5.10	BONOS EXTERNOS	1,081,205,813
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	125,233,400
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	125,233,400
0.55.2.3.2.1.00	GOBIERNO CENTRAL	30,893,000
0.55.2.3.2.1.40	AGENCIA PANAMA DEL PACIFICO	11,490,000
0.55.2.3.2.1.41	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	19,403,000
0.55.2.3.2.8.00	SECTOR EXTERNO	94,340,400
0.55.2.3.2.8.07	DONACIÓN TAIWAN MEF	76,170,000
0.55.2.3.2.8.13	MIDES - RED DE PROTECCION SOCIAL	250,400
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	9,221,700
0.55.2.3.2.8.80	UNION EUROPEA ORGANO JUDICIAL	2,929,000
0.55.2.3.2.8.81	AGENCIA ESPAÑOLA - MEF	1,520,000
0.55.2.3.2.8.82	UNION EUROPEA - EDUCACION	4,249,300

0.55.2.4.0.0.00	SALDO EN CAJA Y BANCO	58,312,100
0.55.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	58,312,100
0.55.2.4.2.0.10	SALDO EN CAJA Y BANCO - PRODEC	50,000,000
0.55.2.4.2.0.81	SALDO EN BANCO FIDEICOMISO	8,312,100

CAPÍTULO III

0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Legislación Nacional	22,629,000
Administración General	26,192,600
Transferencias Corrientes	3,067,800
Total del presupuesto de funcionamiento	**51,889,400**
Inversión	
Construcción y Remodelación	1,248,500
Programa de Modernización	439,700
Transferencias de Capital	18,200
Total del presupuesto de inversión	**1,706,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**53,595,800**

CAPÍTULO IV

0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,174,229
Contabilidad Pública	2,805,723
Fiscalización, Regulación y Control	14,382,914
Servicios de Estadística	10,346,101
Responsabilidad Patrimonial	1,067,052
Transferencias Varias	8,400
Auditoría	4,548,181
Total del presupuesto de funcionamiento	**47,332,600**
Inversión	

Modernización Tecnológica Fiscalizadora	2,703,500
Fortalecimiento Institucional	1,345,400
Total del presupuesto de inversión	**4,048,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**51,381,500**

CAPÍTULO V

ÓRGANO EJECUTIVO

0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	26,355,900
Dirección de Carrera Administrativa	1,419,300
Gaceta Oficial	662,000
Consejo de Defensa y Seguridad Nacional	4,731,160
Servicio de Protección Institucional	11,847,700
Fondo de Inversión Social (FIS)	6,021,400
Desarrollo Integral - Áreas Prioritarias	326,840
Transferencias	4,357,700
Total del presupuesto de funcionamiento	**55,722,000**
Inversión	
Fondo de Inversión Social (FIS)	43,063,500
Despacho Presidente (Colón)	500,000
Electrificación Rural	10,000,000
Asuntos Comunitarios Desp. Primera Dama	3,900,100
Desarrollo Integral Áreas Prioritarias	37,119,600
Transferencias de Capital	15,720,000
Mejoras de Instalaciones y Equipamiento	7,119,500
Total del presupuesto de inversión	**117,422,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**173,144,700**

CAPÍTULO VI

0.04 MINISTERIO DE GOBIERNO Y JUSTICIA

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE GOBIERNO Y JUSTICIA para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,434,000
Desarrollo Gubernamental	6,679,600
Servicio de Comunicación Social	693,500
Servicios Postales y Telegraficos	6,953,300
Servicios de Custodia de M. y Peniten	20,787,900
Seguridad Pública	204,562,800
Transferencias Varias	23,397,800
Total del presupuesto de funcionamiento	**273,508,900**
Inversión	
Construc,Mejoram,y Estudios de Infraest.	1,373,400
Centros Penitenciarios	1,500,000
Transferencias de Capital	115,000
Seguridad Pública	22,533,100
Total del presupuesto de inversión	**25,521,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**299,030,400**

CAPÍTULO VII

0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,829,152
Política Exterior	26,056,248
Transferencias Varias	1,395,500
Total del presupuesto de funcionamiento	**38,280,900**
Inversión	
Restauración y Remodelación	2,500,000
Política Exterior	103,000
Sistema Integrado de Información	442,000
Total del presupuesto de inversión	**3,045,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**41,325,900**

CAPÍTULO VIII

0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Coordinación Central	52,243,400
Educación Básica General	225,464,300
Educación Media	162,874,600
Educación de Adultos	16,804,800
Educación Post-Media	833,900
Transferencias Corrientes	24,079,800
Transferencias al Sector Público	216,070,000
Seguro Educativo	38,497,000
Total del presupuesto de funcionamiento	**736,867,800**
Inversión	
Mantenimiento de Centros Educativo	1,887,800
Construcción y Rehab. de Escuelas	24,237,100
Equipamiento de Centros Educativos	11,048,400
Desarrollo Educativo	14,209,700
Nutrición Escolar	15,288,200
Educación Básica	7,000,500
Transferencias de Capital	57,020,600
Fortalecimiento de Tecn. Educativa	37,044,500
Total del presupuesto de inversión	**167,736,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**904,604,600**

CAPÍTULO IX

0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Administrativos	9,137,600
Fomento y Regulación Industria	888,900
Fomento y Regulación del Comercio	6,003,800
Regulación de Intermediarios Financieros	878,200
Fomento y Reg. de los Recursos Minerales	939,100
Transferencias	1,933,100
Transferencias al Sector Público	12,356,300
Total del presupuesto de funcionamiento	**32,137,000**
Inversión	
Desarrollo Comercial e Industrial	4,127,500
Transferencias de Capital	5,754,500

Total del presupuesto de inversión	9,882,000
TOTAL DEL PRESUPUESTO DE GASTOS	42,019,000

CAPÍTULO X

0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,916,600
Mantenimiento de Obras	17,957,300
Transferencias Varias	8,200
Total del presupuesto de funcionamiento	27,882,100
Inversión	
Construcción y Rehabilitación Drenajes	3,526,300
Mantenimiento y Rehabilitación Vial	185,246,700
Construcción y Mej. de Calles y Avenidas	109,090,000
Construcción y Rehabilitación de Puentes	8,679,000
Total del presupuesto de inversión	306,542,000
TOTAL DEL PRESUPUESTO DE GASTOS	334,424,100

CAPÍTULO XI

0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Coordinación y Administración	25,032,896
Asistencia Técnica Agrícola	1,522,115
Asistencia Técnica Pecuaria	2,705,114
Ordenación y Distribución de Tierras	1,183,872
Desarrollo Social	397,172
Servicios de Ingeniería Rural	746,731
Transferencias al Sector Público	16,538,300
Transferencias Varias	100,500

Total del presupuesto de funcionamiento	**48,226,700**
Inversión	
Mejoramiento de Productividad	8,882,600
Programa de Desarrollo Tecnológico	6,588,300
Sanidad Agropecuaria	12,323,700
Desarrollo Rural Agropecuario	13,658,000
Otros Proyectos de Inversión	2,398,900
Reconver. y Transfor. Agropecuaria	6,715,000
Transferencias de Capital	9,360,700
Total del presupuesto de Inversión	**59,927,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**108,153,900**

CAPÍTULO XII

0.12 MINISTERIO DE SALUD

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	133,853,537
Provisión de Atención	95,354,563
Transferencias Varias	93,097,000
Fondo de Adm. de Hospitales	3,155,700
Fondo de Servicios Varios	2,435,100
Transferencias al Sector Público	297,752,500
Total del presupuesto de funcionamiento	**625,648,400**
Inversión	
Construcción y Mej. de Inst. de Salud	30,013,600
Salud Ambiental	44,844,000
Salud Nutricional	5,732,000
Equipamiento de Inst. de Salud	2,919,700
Otros Proyectos de Inversión	19,778,100
Transferencias de Capital	55,785,000
Desarrollo Comunitario	3,000,000
Total del presupuesto de Inversión	**162,072,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**787,720,800**

CAPÍTULO XIII

0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,100,106
Admón. de las Relaciones Laborales	3,238,021
Inv., Promoción y Generación de Empleo	609,573
Transferencias Varias	411,700
Educación y Capacitación-Sind.,Priv.	4,327,000
Total del presupuesto de funcionamiento	**15,686,400**
Inversión	
Programa de Inserción Laboral	1,000,000
Fortalecimiento Institucional	1,019,100
Transferencia de Capital	72,732,200
Total del presupuesto de inversión	**74,751,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**90,437,700**

CAPÍTULO XIV

0.14 MINISTERIO DE VIVIENDA

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE VIVIENDA para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,922,340
Planificación y Desarrollo Urbano	4,362,110
Admón. y Regulación de Bienes	679,550
Total del presupuesto de funcionamiento	**14,964,000**
Inversión	
Construcción de Vivienda	18,673,700
Fondo de Ahorro Habitacional	2,584,000
Financiemiento de Vivienda	4,572,000
Asistencia Habitacional	2,000,000
Mejoramiento Habitacional	8,000,000
Fortalecimiento Institucional	270,000
Total del presupuesto de inversión	**36,099,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**51,063,700**

CAPÍTULO XV

0.16 MINISTERIO DE ECONÓMIA Y FINANZAS

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE ECONÓMIA Y FINANZAS para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	23,298,300
Desarrollo Económico y Social	11,486,000
Admón. Fiscal y Patrimonial	31,908,900
Transferencias Varias	76,715,200
Total del presupuesto de funcionamiento	**143,408,400**
Inversión	
Fondo de Preinversión	10,000,000
Fort Gest. Eco. y Admón. Finan.	56,953,300
Desarrollo Social e Inv.. Comunitarias	62,833,500
Des.Comunitario Infraest. Pub.(PRODEC)	100,000,000
Transferencias de Capital	21,027,800
Total del presupuesto de inversión	**250,814,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**394,223,000**

CAPÍTULO XVI

0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL, para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración	10,998,800
Promoción Social y Acción Comunitaria	3,524,000
Transferencias Al Sesctor Público	2,859,100
Total del presupuesto de funcionamiento	**17,381,900**
Inversión	
Desarrollo Comunitario	42,289,300
Fortalecimiento Institucional	2,294,600
Igualdad para las mujeres	175,900
Transferencias Al Sector Público	6,701,400
Total del presupuesto de inversión	**51,461,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**68,843,100**

CAPÍTULO XVII
0.30 ÓRGANO JUDICIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	11,640,518
Administración de Justicia Ciudadana	35,328,382
Total del presupuesto de funcionamiento	**46,968,900**
Inversión	
Rehabilitación y Const. de Infraestru.	450,000
Mejoramiento Admón. de Justicia	10,491,110
Equipamiento y Fortalec. Institucional	2,981,290
Total del presupuesto de inversión	**13,922,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**60,891,300**

CAPÍTULO XVIII
0.35 MINISTERIO PÚBLICO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Intereses del Estado	28,079,500
Medicaturas Forenses	2,635,800
Procuraduría de la Administración	2,373,700
Policía Técnica Judicial	21,666,600
Total del presupuesto de funcionamiento	**54,755,600**
Inversión	
Procuraduría General de la Nación	2,540,000
Mej. Admón.Justicia / Medicatura Forense	2,343,000
Procuraduría de la Admón.	886,800
Policía Técnica Judicial	1,150,000
Total del presupuesto de inversión	**6,919,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**61,675,400**

CAPÍTULO XIX
0.40 TRIBUNAL ELECTORAL

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,154,000
Registro e Identificación Ciudadana	5,614,200
Servicios Electorales	18,022,700
Fiscalía Electoral	2,172,400
Eventos Electorales	11,425,400
Total del presupuesto de funcionamiento	**50,388,700**
Inversión	
Renov. Sist. Identif.Ciudadana Paname	1,946,800
Conserv.Docum.Hist. Hechos Vitales	313,900
Total del presupuesto de inversión	**2,260,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**52,649,400**

CAPÍTULO XX
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	11,855,800
Transferencias Varias	226,000
Total del presupuesto de funcionamiento	**12,081,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,081,800**

CAPÍTULO XXI

TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 28. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN DESTINO	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	325,445,100	502,569,100	828,014,200

01	ASAMBLEA NACIONAL	127,800	3,067,800	3,195,600
	Becas de Estudio	70,000		70,000
	Defensoría del Pueblo		3,067,800	3,067,800
	Al Sector Externo	57,800		57,800
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	96,500		96,500
	Becas de Estudio	88,100		88,100
	Al Sector Externo	8,400		8,400
03	PRESIDENCIA DE LA REPÚBLICA	2,176,500	2,657,700	4,834,200
	Pensiones y Jubilaciones	402,900		402,900
	A Personas	600		600
	Becas de Estudio	73,000		73,000
	SENACYT		2,657,700	2,657,700
	Al Sector Externo	1,700,000		1,700,000
04	MINISTERIO DE GOBIERNO Y JUSTICIA	40,430,100	6,000,000	46,430,100
	Pensiones y Jubilaciones	25,854,600		25,854,600
	Servicio de Bomberos	9,843,700		9,843,700
	A Personas	248,200		248,200
	Becas de Estudio	10,000		10,000
	Autoridad de Aeronáutica Civil		6,000,000	6,000,000
	Municipios	3,942,800		3,942,800
	Centros Femeninos de Rehabilitación	403,700		403,700
	Al Sector Externo	127,100		127,100
05	MINISTERIO DE RELACIONES EXTERIORES	1,436,800		1,436,800
	Becas de Estudio	41,300		41,300
	Al Sector Externo	1,395,500		1,395,500
07	MINISTERIO DE EDUCACIÓN	24,119,800	216,070,000	240,189,800
	Pensiones y Jubilaciones	21,700,000		21,700,000
	A Personas	40,000		40,000
	Al Sector Privado	2,271,500		2,271,500
	I.N.A.C.		8,198,700	8,198,700
	SERTV		835,000	835,000
	I.N.D.E.		8,271,400	8,271,400
	I.P.H.E.		17,458,100	17,458,100
	Universidad Autónoma de Chiriquí		17,141,100	17,141,100
	Universidad de Panamá		125,890,200	125,890,200
	Universidad Marítima Internacional de Panamá		1,300,000	1,300,000
	Universidad Especializada de las Américas		5,277,500	5,277,500
	Universidad Tecnológica		31,698,000	31,698,000
	Al Sector Externo	106,200		106,200
	Créditos Reconocidos por Transferencias Corrientes	2,100		2,100
08	MINISTERIO DE COMERCIO E INDUSTRIAS	2,072,100	12,356,300	14,428,400
	Becas de Estudio	34,000		34,000
	Al Sector Privado	1,068,900		1,068,900

	Autoridad de Micro, Mediana y Pequeña Empresa		1,791,400	1,791,400
	Autoridad de Protección al Consumidor y Defensa de la Competencia		5,149,200	5,149,200
	Zona Franca del Barú		291,200	291,200
	Agencia del Area Panamá Pacífico		5,124,500	5,124,500
	Al Sector Externo	869,200		869,200
	Créditos Reconocidos por Transferencias Corrientes	100,000		100,000
09	MINISTERIO DE OBRAS PÚBLICAS	21,200		21,200
	Becas de Estudio	13,000		13,000
	Al Sector Externo	8,200		8,200
10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,433,100	16,538,300	17,971,400
	A Personas	353,200		353,200
	Becas de Estudio	9,900		9,900
	Al Sector Privado	127,600		127,600
	I.D.I.A.P.		6,679,700	6,679,700
	A.R.A.P.		4,781,500	4,781,500
	I.M.A		3,812,200	3,812,200
	I.S.A		1,264,900	1,264,900
	Al Sector Externo	942,400		942,400
12	MINISTERIO DE SALUD	191,921,700	205,381,500	397,303,200
	Pensiones y Jubilaciones	614,600		614,600
	A Personas	903,800		903,800
	Al Sector Privado	92,097,500		92,097,500
	Al Gobierno Central	5,590,800		5,590,800
	Instituto Conmemorativo Gorgas		3,135,000	3,135,000
	Autoridad Panmeña de Alimentos		2,106,700	2,106,700
	Impuesto de Licores		432,500	432,500
	C.S.S. FEJUPEN - Aporte Gob. Central		12,894,000	12,894,000
	C.S.S. 0.8% Salarios Básicos		39,818,000	39,818,000
	C.S.S. Impuestos de Cerveza / FEJUPEN		3,449,500	3,449,500
	Sostenibilidad del Regimen (Ley 51)		75,000,000	75,000,000
	Subsidio de Maternidad y Enfermedad		25,000,000	25,000,000
	Aumento Pensiones y Jubilaciones (DG-51)		17,720,000	17,720,000
	Subsidio Flutuaciones - Intereses C.S.S.		20,500,000	20,500,000
	I.D.A.A.N.		5,325,800	5,325,800
	Municipios	3,500,000		3,500,000
	C.S.S. Planilla Prestac. - Fondo Complementario	88,871,000		88,871,000
	Al Sector Externo	344,000		344,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	481,700		481,700
	A Personas	5,000		5,000
	Becas de Estudio	65,000		65,000
	Al Sector Externo	411,700		411,700
14	MINISTERIO DE VIVIENDA	68,000		68,000
	Pensiones y Jubilaciones	2,100		2,100
	A Personas	48,000		48,000

	Becas de Estudio	16,900		16,900
	Al Sector Externo	1,000		1,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	39,150,400	38,079,500	77,229,900
	A Personas	5,000,000		5,000,000
	Becas de Estudio	189,700		189,700
	Al Sector Privado	30,400,000		30,400,000
	Autoridad Nacional del Ambiente		12,177,300	12,177,300
	Consejo de Administración del SIACAP		688,700	688,700
	Dirección General de Contrataciones Públicas		2,170,000	2,170,000
	Tribunal de Contrataciones Públicas		939,100	939,100
	Empresa de Generacion Electrica S.A.		21,392,600	21,392,600
	Comisión Nacional de Valores		711,800	711,800
	Al Sector Externo	3,560,700		3,560,700
21	MIN. DE DESARROLLO SOCIAL	3,264,800	2,418,000	5,682,800
	Pensiones y Jubilaciones	2,100		2,100
	A Personas	180,000		180,000
	Becas de Estudio	2,200		2,200
	Al Sector Privado	3,010,500		3,010,500
	SENADIS		2,418,000	2,418,000
	Al Sector Externo	70,000		70,000
30	ÓRGANO JUDICIAL	205,900		205,900
	Pensiones y Jubilaciones	155,900		155,900
	Becas de Estudio	50,000		50,000
35	MINISTERIO PÚBLICO	2,545,600		2,545,600
	Pensiones y Jubilaciones	2,350,100		2,350,100
	A Personas	3,500		3,500
	Becas de Estudio	140,500		140,500
	Al Sector Privado	1,500		1,500
	Al Sector Externo	50,000		50,000
40	TRIBUNAL ELECTORAL	15,639,800		15,639,800
	Pensiones y Jubilaciones	34,700		34,700
	Becas de Estudio	195,500		195,500
	Al Sector Privado	15,404,600		15,404,600
	Al Sector Externo	5,000		5,000
45	OTROS GASTOS DE LA ADMINISTRACIÓN	253,300		253,300
	A Personas	3,000		3,000
	Becas de Estudio	24,300		24,300
	Municipios	226,000		226,000

ARTÍCULO 29. Apruébase las transferencias de capital de acuerdo al siguientes detalle:

CÓDIGO	INSTITUCIÓN DESTINO	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	244,235,400
01	ASAMBLEA NACIONAL	18,200
	DEFENSORIA DEL PUEBLO	18,200
03	PRESIDENCIA DE LA REPÚBLICA	15,720,000
	SENACYT	15,720,000
04	MINISTERIO DE GOBIERNO Y JUSTICIA	115,000
	AERONAUTICA CIVIL	115,000
07	MINISTERIO DE EDUCACIÓN	57,020,600
	IFARHU	16,000,000
	INAC	6,135,000
	SERTV	880,000
	INDE	23,412,000
	IPHE	790,000
	UNACHI	2,223,600
	UNIV. DE PANAMÁ	3,100,000
	UDELAS	1,180,000
	UNIV. TECNOLÓGICA	3,300,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS	5,754,500
	AMPYME	3,929,500
	APCDC	325,000
	IPAT	1,000,000
	AGENCIA DEL AREA PANAMA PACIFICO	500,000
10	MINISTERIO DE DESARROLLO AGROPECUARIO	9,360,700
	I.D.I.A.P.	2,769,000
	A.R.A.P.	3,561,700
	I.M.A.	500,000
	B.D.A.	2,500,000
	I.S.A.	30,000
12	MINISTERIO DE SALUD	55,785,000
	CAJA DE SEGURO SOCIAL	9,100,000
	INST. CONMEMORATIVO GORGAS	1,425,000
	IDAAN	45,260,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	72,732,200
	INADEH	72,732,200
16	MINISTERIO DE ECONOMÍA Y FINANZAS	21,027,800
	ANAM	2,257,800
	CONTRATACIONES PUBLICAS	980,000

	EMPRESA DE GENERACION ELECTRICA	17,300,000
	EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	490,000
21	MINISTERIO DE DESARROLLO SOCIAL	6,701,400
	SECRETARIA NACIONAL DE DISCAPACIAD	6,701,400

CAPÍTULO XXII

FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 30. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971 reformado por las Leyes 24 de 21 de julio de 1980; 18 de 29 de septiembre de 1982; 13 de 28 de julio de 1987; y, 16 de 29 de noviembre de 1987; y modificados por la ley 49 de septiembre de 2002, cuyo destino especifico lo constituyen programas de educación, y formación de mano de obra, se asignan para el 2008, según el siguiente detalle.

INSTITUCIÓN DESTINO	MONTO
TOTAL INGRESOS AUTORIZADOS	118,543,000
FONDO DE SEGURO EDUCATIVO	118,543,000
Ingresos Tributarios	118,543,000
Impuestos Directos	118,543,000
Seguro Educativo	118,543,000
MINISTERIO DE EDUCACIÓN	38,497,000
Educación Agropecuaria	5,625,000
Fondo Exon. de Matricula	32,007,000
Capacitación Gremial Docente	865,000
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	4,327,000
Educación Sindical	4,327,000
IFARHU	50,191,000
Becas	44,491,000
Crédito Educativo	5,700,000
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	5,192,000
Gastos de Funcionamiento	5,192,000
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA EL DESARROLLO HUMANO	16,009,000
Programas Regulares (INADEH / MITRADEL)	12,115,000
Capacitacion del Recursos Humano del Sector Privado	2,596,000
Formación Dual	1,298,000
INSTITUTO PANAMENO AUTÓNOMO COOPERATIVO	4,327,000
Gastos de Funcionamiento	4,327,000

TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 31. Apruébase los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2008 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**2,206,822,000**	**295,057,100**	**2,501,879,100**	**1,921,194,700**	**580,684,400**	**2,501,879,100**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,791,400	3,929,500	5,720,900	1,720,400	4,000,500	5,720,900
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	21,169,600	0	21,169,600	15,735,600	5,434,000	21,169,600
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	10,789,700	0	10,789,700	8,223,900	2,565,800	10,789,700
AUTORIDAD NACIONAL DEL AMBIENTE	16,421,700	14,779,600	31,201,300	15,385,400	15,815,900	31,201,300
CAJA DE SEGURO SOCIAL	1,668,704,000	115,960,000	1,784,664,000	1,529,091,000	255,573,000	1,784,664,000
INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	3,635,800	3,130,000	6,765,800	3,609,100	3,156,700	6,765,800
AUTORIDAD DE PROT. CONSUMIDOR Y DEF. COMP.	5,269,100	325,000	5,594,100	5,204,300	389,800	5,594,100
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	688,700	0	688,700	629,700	59,000	688,700
DEFENSORÍA DEL PUEBLO	3,081,800	43,000	3,124,800	2,916,700	208,100	3,124,800
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	105,698,900	0	105,698,900	9,442,200	96,256,700	105,698,900
SECRETARIA NACIONAL DE DISCAPACIDAD	2,418,000	6,701,400	9,119,400	2,171,100	6,948,300	9,119,400
AUTORIDAD PANAMEÑA DE SEGURIDAD DE LOS ALIMENTOS	3,298,500	0	3,298,500	3,163,100	135,400	3,298,500
INST. DE INVESTIGACIONES AGROPECUARIAS	7,179,700	3,590,000	10,769,700	6,839,700	3,930,000	10,769,700
AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMA	5,601,500	5,214,600	10,816,100	5,601,500	5,214,600	10,816,100
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,170,000	980,000	3,150,000	2,070,000	1,080,000	3,150,000
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUBLICAS	939,100	0	939,100	870,300	68,800	939,100
INSTITUTO NACIONAL DE CULTURA	8,610,700	6,135,000	14,745,700	8,506,100	6,239,600	14,745,700
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	6,027,000	880,000	6,907,000	5,955,700	951,300	6,907,000
SECRETARIA NACIONAL DE CIENCIA, TEC. E INNOV.	2,657,700	15,720,000	18,377,700	2,622,500	15,755,200	18,377,700
INSTITUTO NACIONAL DE DEPORTES	8,706,400	26,120,800	34,827,200	8,530,300	26,296,900	34,827,200
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DESARROLLO H.	16,159,000	75,017,400	91,176,400	8,618,100	82,558,300	91,176,400
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	18,148,700	1,140,000	19,288,700	17,934,100	1,354,600	19,288,700
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	4,975,700	0	4,975,700	4,467,100	508,600	4,975,700
INSTITUTO PANAMEÑO DE TURISMO	29,833,300	0	29,833,300	9,951,700	19,881,600	29,833,300
REGISTRO PÚBLICO DE PANAMÁ	37,071,800	0	37,071,800	31,649,800	5,422,000	37,071,800
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	19,392,800	2,223,600	21,616,400	19,232,800	2,383,600	21,616,400
UNIVERSIDAD DE PANAMÁ	143,510,000	6,187,200	149,697,200	139,831,500	9,865,700	149,697,200
UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA	6,601,000	0	6,601,000	6,042,000	559,000	6,601,000
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	8,257,000	1,180,000	9,437,000	7,916,700	1,520,300	9,437,000
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	37,700,000	5,800,000	43,500,000	36,948,900	6,551,100	43,500,000
ZONA FRANCA DE BARÚ	313,400	0	313,400	313,400	0	313,400

ARTÍCULO 32. Apruébanse los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2008 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**964,912,097**	**922,596,603**	**33,398,000**	**0**	**288,000**	**1,921,194,700**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,676,100	44,300	0	0	0	1,720,400
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	7,912,300	25,300	7,798,000	0	0	15,735,600
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	7,460,900	763,000	0	0	0	8,223,900
AUTORIDAD NACIONAL DEL AMBIENTE	15,007,800	377,600	0	0	0	15,385,400
CAJA DE SEGURO SOCIAL	613,985,097	915,105,903	0	0	0	1,529,091,000
INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	3,587,000	22,100	0	0	0	3,609,100
AUTORIDAD DE PROT. CONSUMIDOR Y DEF. COMP.	5,174,300	30,000	0	0	0	5,204,300
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	613,000	16,700	0	0	0	629,700
DEFENSORÍA DEL PUEBLO	2,877,800	38,900	0	0	0	2,916,700
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	9,321,200	121,000	0	0	0	9,442,200
SECRETARIA NACIONAL DE DISCAPACIDAD	2,171,100	0	0	0	0	2,171,100
AUTORIDAD PANAMEÑA DE SEGURIDAD DE LOS ALIMENTOS	3,148,100	15,000	0	0	0	3,163,100
INST. DE INVESTIGACIONES AGROPECUARIAS	6,492,800	346,900	0	0	0	6,839,700
AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMA	5,184,700	416,800	0	0	0	5,601,500
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,029,000	41,000	0	0	0	2,070,000
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUBLICAS	867,300	3,000	0	0	0	870,300
INSTITUTO NACIONAL DE CULTURA	8,037,700	468,400	0	0	0	8,506,100
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	5,820,200	135,500	0	0	0	5,955,700
SECRETARIA NACIONAL DE CIENCIA, TEC. E INNOV.	2,464,500	158,000	0	0	0	2,622,500
INSTITUTO NACIONAL DE DEPORTES	6,584,300	1,946,000	0	0	0	8,530,300
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DESARROLLO H.	8,495,800	122,300	0	0	0	8,618,100
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	17,394,500	539,600	0	0	0	17,934,100
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	4,439,200	27,900	0	0	0	4,467,100
INSTITUTO PANAMEÑO DE TURISMO	9,038,600	241,100	400,000	0	272,000	9,951,700
REGISTRO PÚBLICO DE PANAMÁ	6,378,700	71,100	25,200,000	0	0	31,649,800
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	19,183,000	49,800	0	0	0	19,232,800
UNIVERSIDAD DE PANAMÁ	138,923,900	891,600	0	0	16,000	139,831,500
UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA	5,781,900	260,100	0	0	0	6,042,000
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	7,836,400	80,300	0	0	0	7,916,700
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	36,713,600	235,300	0	0	0	36,948,900
ZONA FRANCA DE BARÚ	311,300	2,100	0	0	0	313,400

ARTÍCULO 33. Apruébase los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2008 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**569,369,500**	**9,787,900**	**0**	**1,527,000**	**580,684,400**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	3,929,500	71,000	0	0	4,000,500
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	4,254,500	1,179,500	0	0	5,434,000
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	2,029,300	536,500	0	0	2,565,800
AUTORIDAD NACIONAL DEL AMBIENTE	15,738,900	77,000	0	0	15,815,900
CAJA DE SEGURO SOCIAL	255,573,000	0	0	0	255,573,000
INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	3,130,000	26,700	0	0	3,156,700
AUTORIDAD DE PROT. CONSUMIDOR Y DEF. COMP.	325,000	64,800	0	0	389,800
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	59,000	0	0	59,000
DEFENSORÍA DEL PUEBLO	43,000	165,100	0	0	208,100
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	95,948,300	303,400	0	5,000	96,256,700
SECRETARIA NACIONAL DE DISCAPACIDAD	6,701,400	246,900	0	0	6,948,300
AUTORIDAD PANAMEÑA DE SEGURIDAD DE LOS ALIMENTOS	0	135,400	0	0	135,400
INST. DE INVESTIGACIONES AGROPECUARIAS	3,590,000	340,000	0	0	3,930,000
AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMA	5,214,600	0	0	0	5,214,600
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	980,000	100,000	0	0	1,080,000
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUBLICAS	0	68,800	0	0	68,800
INSTITUTO NACIONAL DE CULTURA	6,135,000	104,600	0	0	6,239,600
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	880,000	71,300	0	0	951,300
SECRETARIA NACIONAL DE CIENCIA, TEC. E INNOV.	15,720,000	35,200	0	0	15,755,200
INSTITUTO NACIONAL DE DEPORTES	26,120,800	176,100	0	0	26,296,900
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DESARROLLO H.	82,558,300	0	0	0	82,558,300
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1,140,000	214,600	0	0	1,354,600
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	153,000	355,600	0	0	508,600
INSTITUTO PANAMEÑO DE TURISMO	18,472,100	382,000	0	1,027,500	19,881,600
REGISTRO PÚBLICO DE PANAMÁ	5,342,000	80,000	0	0	5,422,000
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	2,223,600	160,000	0	0	2,383,600
UNIVERSIDAD DE PANAMÁ	6,187,200	3,184,000	0	494,500	9,865,700
UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA	0	559,000	0	0	559,000
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	1,180,000	340,300	0	0	1,520,300
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	5,800,000	751,100	0	0	6,551,100

CAPÍTULO II

1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la *AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA* para la vigencia fiscal de 2008:

Ingresos Totales	5,720,900
Menos: Aumento de Reservas	
Ingresos Disponibles	5,720,900
Gastos	5,720,900

ARTÍCULO 35. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	5,720,900
102.1.0.0.0.00.	INGRESOS CORRIENTES	1,791,400
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,791,400
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,791,400
102.1.2.3.1.00.	GOBIERNO CENTRAL	1,791,400
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	1,791,400
102.2.0.0.0.00.	INGRESOS DE CAPITAL	3,929,500
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,929,500
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,929,500
102.2.3.2.1.00.	GOBIERNO CENTRAL	3,929,500
102.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	3,929,500

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración	1,521,860
Fomento y Desarrollo	269,540
Total del Presupuesto de funcionamiento	**1,791,400**
Inversión	
Garantías	2,500,000
Capacitación	429,500
Asistencia Técnica	1,000,000
Total del Presupuesto de inversión	**3,929,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,720,900**

CAPÍTULO III

1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 37. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2008:

Ingresos Totales	21,169,600
Menos: Aumento de Reservas	
Ingresos Disponibles	21,169,600
Gastos	21,169,600

ARTÍCULO 38. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	21,169,600
103.1.0.0.0.00.	INGRESOS CORRIENTES	21,169,600
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	21,169,600
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,020,000
103.1.2.3.7.00.	SECTOR PRIVADO	1,020,000
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	1,020,000
103.1.2.4.0.00.	TASAS Y DERECHOS	7,106,200
103.1.2.4.1.00.	DERECHOS	3,306,200
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	3,306,200
103.1.2.4.2.00.	TASAS	3,800,000
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	3,800,000
103.1.2.6.0.00.	INGRESOS VARIOS	13,043,400
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	9,663,500
103.1.2.6.0.25.	COLISIONES	868,700
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,511,200

ARTÍCULO 39. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,720,650
Desarrollo del Transporte y Operación	5,396,450
Tranferencias	7,798,000
Total del Presupuesto de funcionamiento	**16,915,100**
Inversión	
Fortalec. / Tránsito y Transp. Terrest.	4,254,500
Total del Presupuesto de Inversión	**4,254,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**21,169,600**

CAPÍTULO IV

1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS

ARTÍCULO 40. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2008:

Ingresos Totales	10,789,700
Menos: Aumento de Reservas	
Ingresos Disponibles	10,789,700
Gastos	10,789,700

ARTÍCULO 41. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	10,789,700
106.1.0.0.0.00.	INGRESOS CORRIENTES	10,789,700
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,789,700
106.1.2.4.0.00.	TASAS Y DERECHOS	10,749,200
106.1.2.4.2.00.	TASAS	10,749,200
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	10,749,200
106.1.2.6.0.00.	INGRESOS VARIOS	40,500
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	40,500

ARTÍCULO 42. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,221,680
Regulación de los Servicios Públicos	4,538,720
Total del Presupuesto de funcionamiento	**8,760,400**
Inversión	
Admón. y Reg. de los Servicios Públicos	2,029,300
Total del Presupuesto de Inversión	**2,029,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,789,700**

CAPÍTULO V

1.08 AUTORIDAD NACIONAL DEL AMBIENTE

ARTÍCULO 43. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2008:

Ingresos Totales	31,201,300
Menos: Aumento de Reservas	
Ingresos Disponibles	31,201,300
Gastos	31,201,300

ARTÍCULO 44. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

108.0.0.0.0.00.	AUTORIDAD NACIONAL DEL AMBIENTE	31,201,300
108.1.0.0.0.00.	INGRESOS CORRIENTES	16,421,700
108.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,421,700
108.1.2.1.0.00.	RENTA DE ACTIVOS	1,096,500
108.1.2.1.1.00.	ARRENDAMIENTOS	330,100
108.1.2.1.1.01.	ARRENDAMIENTOS	5,300
108.1.2.1.1.02.	DE LOTES Y TIERRAS	286,800
108.1.2.1.1.04.	DE VIVIENDAS	38,000
108.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	18,700
108.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	18,700
108.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	747,700
108.1.2.1.4.30.	ESTUDIOS AMBIENTALES	747,700
108.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	12,177,300
108.1.2.3.1.00.	GOBIERNO CENTRAL	12,177,300
108.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	12,177,300
108.1.2.4.0.00.	TASAS Y DERECHOS	2,992,900
108.1.2.4.1.00.	DERECHOS	2,992,900
108.1.2.4.1.29.	GUÍAS Y EXTRACCIÓN DE MADERA	1,576,000
108.1.2.4.1.36.	CONCESIONES Y ACTIVIDADES DE FLORA Y FAUNA	579,400
108.1.2.4.1.45.	CONCESIONES VARIAS	601,200
108.1.2.4.1.56.	ACTIVIDADES ÁREAS PROTEGIDAS	236,300
108.1.2.6.0.00.	INGRESOS VARIOS	155,000
108.1.2.6.0.99.	OTROS INGRESOS VARIOS	155,000
108.2.0.0.0.00.	INGRESOS DE CAPITAL	14,779,600
108.2.2.0.0.00.	RECURSOS DEL CRÉDITO	5,700,000
108.2.2.2.0.00.	CRÉDITO EXTERNO	5,700,000
108.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	5,700,000
108.2.2.2.1.33.	B.I.D. - ANAM (Pn-0122)	3,500,000
108.2.2.2.1.60.	BANCO MUNDIAL	2,200,000
108.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	8,079,600
108.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	8,079,600
108.2.3.2.1.00.	GOBIERNO CENTRAL	2,257,800
108.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,257,800
108.2.3.2.8.00.	SECTOR EXTERNO	5,821,800
108.2.3.2.8.17.	DONACIONES VARIAS	5,821,800
108.2.4.0.0.00.	SALDO EN CAJA Y BANCO	1,000,000
108.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,000,000
108.2.4.2.0.01.	SALDO DE CAPITAL	1,000,000

ARTÍCULO 45. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,816,370
Áreas Protegidas y Vida Silvestre	2,462,080
Gestión Ambiental	2,519,410
Gestión Integrada de Cuencas Hidrogr	3,664,540
Total del Presupuesto de funcionamiento	**15,462,400**
Inversión	
Investigación y Manejo de Rec. Naturales	6,269,700
Conservación y Desarrollo Sostenible	4,050,000
Fortalecimiento Institucional	5,419,200
Total del Presupuesto de inversión	**15,738,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**31,201,300**

CAPÍTULO VI

1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 46. Para la ejecución de los programas de *funcionamiento* e *inversión apruébase* el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2008:

Ingresos Totales	1,784,664,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,784,664,000
Gastos	1,784,664,000

ARTÍCULO 47. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	1,784,664,000
110.1.0.0.0.00.	INGRESOS CORRIENTES	1,668,704,000
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	1,200,461,000
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	1,200,461,000
110.1.1.1.3.00.	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	1,200,461,000
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	1,115,227,000
110.1.1.1.3.02.	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	85,234,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	323,636,000
110.1.2.1.0.00.	RENTA DE ACTIVOS	1,709,000
110.1.2.1.1.00.	ARRENDAMIENTOS	711,000
110.1.2.1.1.04.	DE VIVIENDAS	711,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	998,000

110.1.2.1.4.10.	PRIMA DE SEGUROS	998,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	194,814,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	194,814,000
110.1.2.3.1.12.	MINISTERIO DE SALUD	194,814,000
110.1.2.6.0.00.	INGRESOS VARIOS	127,113,000
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	7,885,000
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	20,000,000
110.1.2.6.0.24.	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	88,871,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	10,357,000
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	144,607,000
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	3,852,000
110.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	552,000
110.1.3.1.0.17.	A SECTOR PRIVADO	3,300,000
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	139,695,000
110.1.3.2.0.14.	INTERMEDIARIOS FINANCIEROS	62,105,000
110.1.3.2.0.21.	POR GOBIERNO CENTRAL	77,590,000
110.1.3.3.0.00.	CONTRIBUCIÓN FONDOS DE PENSIONES	1,060,000
110.1.3.3.0.01.	CAJA DE SEGURO SOCIAL JUBILADOS	528,000
110.1.3.3.0.03.	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	532,000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	115,960,000
110.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	77,344,000
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	17,090,000
110.2.1.3.4.00.	INTERMEDIARIOS FINANCIEROS	7,940,000
110.2.1.3.4.30.	BANCO HIPOTECARIO NACIONAL	7,940,000
110.2.1.3.7.00.	SECTOR PRIVADO	9,150,000
110.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	9,150,000
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	60,254,000
110.2.1.4.1.00.	GOBIERNO CENTRAL	60,254,000
110.2.1.4.1.01.	VALORES PÚBLICOS	60,254,000
110.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	9,100,000
110.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	9,100,000
110.2.3.2.1.00.	GOBIERNO CENTRAL	9,100,000
110.2.3.2.1.12.	MINISTERIO DE SALUD	9,100,000
110.2.6.0.0.00.	RESERVA	29,516,000
110.2.6.0.0.00.	USO DE RESERVA	29,516,000
110.2.6.0.1.00.	USO DE RESERVA	29,516,000
110.2.6.0.1.01.	RESERVA PARA INVERSIONES	29,516,000

ARTÍCULO 48. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	504,000
Administración	67,807,000
Enfermedad y Maternidad	498,383,000
Invalidez, Vejez y Muerte	783,320,000

Riesgos Profesionales	89,254,000
Fondo Complementario	88,871,000
SIACAP	424,000
Fideicomiso IRHE - INTEL	528,000
Total del Presupuesto de funcionamiento	**1,529,091,000**
Inversión	
Remod.y Const. de Establecim. de Salud	52,447,000
Adquisición de Maquinaria y Equipos	49,274,000
Inversiones Financieras	153,852,000
Total del Presupuesto de Inversión	**255,573,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,784,664,000**

CAPÍTULO VII

1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2008:

Ingresos Totales	6,765,800
Menos: Aumento de Reservas	
Ingresos Disponibles	6,765,800
Gastos	6,765,800

ARTÍCULO 50. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	6,765,800
111.1.0.0.0.00.	INGRESOS CORRIENTES	3,635,800
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,535,800
111.1.2.1.0.00.	RENTA DE ACTIVOS	400,800
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	400,800
111.1.2.1.4.21.	SERVICIOS DE LABORATORIOS	400,800
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,135,000
111.1.2.3.1.00.	GOBIERNO CENTRAL	3,135,000
111.1.2.3.1.12.	MINISTERIO DE SALUD	3,135,000
111.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	100,000
111.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	100,000
111.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	100,000
111.2.0.0.0.00.	INGRESOS DE CAPITAL	3,130,000
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,130,000
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,130,000
111.2.3.2.1.00.	GOBIERNO CENTRAL	1,425,000
111.2.3.2.1.12.	MINISTERIO DE SALUD	1,425,000

111.2.3.2.8.00.	SECTOR EXTERNO	1,705,000
111.2.3.2.8.11.	DONACION EE.UU - INSTITUTO GORGAS	1,705,000

ARTÍCULO 51. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,304,548
Investigación en Salud Pública	2,331,252
Total del Presupuesto de funcionamiento	**3,635,800**
Inversión	
Const. y Remodelac. de Instalaciones	504,100
Equipamiento	175,000
Investigación	2,450,900
Total del Presupuesto de inversión	**3,130,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,765,800**

CAPÍTULO VIII

1.14 AUTORIDAD DE PROTECCION AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCION AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2008:

Ingresos Totales	5,594,100
Menos: Aumento de Reservas	
Ingresos Disponibles	5,594,100
Gastos	5,594,100

ARTÍCULO 53. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROT. AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA	5,594,100
114.1.0.0.0.00.	INGRESOS CORRIENTES	5,269,100
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,149,200
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,149,200
114.1.2.3.1.00.	GOBIERNO CENTRAL	5,149,200
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	5,149,200
114.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	119,900
114.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	119,900
114.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	119,900
114.2.0.0.0.00.	INGRESOS DE CAPITAL	325,000

114.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	325,000
114.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	325,000
114.2.3.2.1.00.	GOBIERNO CENTRAL	325,000
114.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	325,000

ARTÍCULO 54. Para la ejecución de programa de funcionamiento apruébase el presupuesto de gastos de la AUTORIDAD DE PROTECCION AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,337,470
Libre Competencia	564,840
Proteccion al Consumidor	1,366,790
Total del Presupuesto de funcionamiento	**5,269,100**
Inversión	
Prog. de Promocion de la Competencia	325,000
Total del Presupuesto de Inversión	**325,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,594,100**

CAPÍTULO IX

1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 55. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2008:

Ingresos Totales	688,700
Menos: Aumento de Reservas	
Ingresos Disponibles	688,700
Gastos	688,700

ARTÍCULO 56. El detalle del presupuesto de ingresos aprobado en el articulo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	688,700
115.1.0.0.0.00.	INGRESOS CORRIENTES	688,700
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	688,700
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	688,700
115.1.2.3.1.00.	GOBIERNO CENTRAL	688,700
115.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	688,700

ARTÍCULO 57. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2008,

cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	688,700
Total del Presupuesto de funcionamiento	**688,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**688,700**

CAPÍTULO X

1.16 DEFENSORÍA DEL PUEBLO

ARTÍCULO 58. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal de 2008:

Ingresos Totales	3,124,800
Menos: Aumento de Reservas	
Ingresos Disponibles	3,124,800
Gastos	3,124,800

ARTÍCULO 59. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

116.0.0.0.0.00.	DEFENSORIA DEL PUEBLO	3,124,800
116.1.0.0.0.00.	INGRESOS CORRIENTES	3,081,800
116.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,081,800
116.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,067,800
116.1.2.3.1.00.	GOBIERNO CENTRAL	3,067,800
116.1.2.3.1.01.	ASAMBLEA NACIONAL	3,067,800
116.1.2.6.0.00.	INGRESOS VARIOS	14,000
116.1.2.6.0.99.	OTROS INGRESOS VARIOS	14,000
116.2.0.0.0.00.	INGRESOS DE CAPITAL	43,000
116.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	43,000
116.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	43,000
116.2.3.2.1.00.	GOBIERNO CENTRAL	18,200
116.2.3.2.1.01.	ASAMBLEA NACIONAL	18,200
116.2.3.2.8.00.	SECTOR EXTERNO	24,800
116.2.3.2.8.12.	DONACION EE.UU - DEFENSORIA DEL PUEBLO	24,800

ARTÍCULO 60. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,057,[illegible]

Protec. y Defensa de los Derechos Hum.	1,024,630
Total del Presupuesto de funcionamiento	**3,081,800**
Inversión	
Estudio, Diseño y Construcción	43,000
Total del Presupuesto de Inversión	**43,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,124,800**

CAPÍTULO XI

1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE RECURSOS HUMANOS

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2008:

Ingresos Totales	105,698,900
Menos: Aumento de Reservas	
Ingresos Disponibles	105,698,900
Gastos	105,698,900

ARTÍCULO 62. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

120.0.0.0.0.00.	IFARHU	105,698,900
120.1.0.0.0.00.	INGRESOS CORRIENTES	60,436,200
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	50,191,000
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	50,191,000
120.1.1.1.4.00.	SEGURO EDUCATIVO	50,191,000
120.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	50,191,000
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,745,200
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	687,200
120.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	105,000
120.1.2.3.2.10.	CAJA DE SEGURO SOCIAL	105,000
120.1.2.3.3.00.	EMPRESAS PÚBLICAS	147,000
120.1.2.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	147,000
120.1.2.3.7.00.	SECTOR PRIVADO	435,200
120.1.2.3.7.02.	PAPELERA ISTMEÑA	6,000
120.1.2.3.7.03.	OTRAS DONACIONES	429,200
120.1.2.4.0.00.	TASAS Y DERECHOS	1,600,000
120.1.2.4.2.00.	TASAS	1,600,000
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	1,600,000
120.1.2.6.0.00.	INGRESOS VARIOS	458,000
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	360,300
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	97,700
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,500,000

120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,500,000
120.1.3.1.0.17.	A SECTOR PRIVADO	7,500,000
120.2.0.0.0.00.	INGRESOS DE CAPITAL	45,262,700
120.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	15,000,000
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	15,000,000
120.2.1.3.7.00.	SECTOR PRIVADO	15,000,000
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS	15,000,000
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	16,000,000
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	16,000,000
120.2.3.2.1.00.	GOBIERNO CENTRAL	16,000,000
120.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	16,000,000
120.2.4.0.0.00.	SALDO EN CAJA Y BANCO	14,262,700
120.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	14,262,700
120.2.4.2.0.01.	SALDO DE CAPITAL	14,262,700

ARTÍCULO 63. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,403,600
Asistencia y Crédito Educativo	1,036,900
Planificación de Recursos Humanos	303,100
Transferencias Varias	7,000
Total del Presupuesto de funcionamiento	**9,750,600**
Inversión	
Crédito Educativo	24,153,700
Construcciones, Mej. y Equipamiento	739,500
Becas de Asistencia Educ y Auxilio Econ	71,055,100
Total del Presupuesto de inversión	**95,948,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**105,698,900**

CAPÍTULO XII

1.21 SECRETARIA NACIONAL DE DISCAPACIDAD

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARIA NACIONAL DE DISCAPACIDAD. para la vigencia fiscal de 2008:

Ingresos Totales	9,119,400
Menos: Aumento de Reservas	
Ingresos Disponibles	9,119,400
Gastos	9,119,400

REPÚBLICA DE PANAMÁ

ARTÍCULO 65. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SECRETARIA NACIONAL DE DISCAPACIDAD	9,119,400
121.1.0.0.0.00.	INGRESOS CORRIENTES	2,418,000
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,418,000
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,418,000
121.1.2.3.1.00.	GOBIERNO CENTRAL	2,418,000
121.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	2,418,000
121.2.0.0.0.00.	INGRESOS DE CAPITAL	6,701,400
121.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,701,400
121.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,701,400
121.2.3.2.1.00.	GOBIERNO CENTRAL	6,701,400
121.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	6,701,400

ARTÍCULO 66. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SECRETARIA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,834,800
Equiparación de Oportunidades	583,200
Total del Presupuesto de funcionamiento	**2,418,000**
Inversión	
Construcción, Mejoras, Equip. y Cap.	850,000
Equiparación de Oportunidades	5,851,400
Total del Presupuesto de inversión	**6,701,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,119,400**

CAPÍTULO XIII

1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 67. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2008:

Ingresos Totales	3,298,500
Menos: Aumento de Reservas	
Ingresos Disponibles	3,298,500
Gastos	3,298,500

ARTÍCULO 68. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

124.0.0.0.0.00.	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	3,298,500
124.1.0.0.0.00.	INGRESOS CORRIENTES	3,298,500
124.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,298,500
124.1.2.1.0.00.	RENTA DE ACTIVOS	879,000
124.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	879,000
124.1.2.1.4.20.	SERVICIOS DE INSPECCION DE ALIMENTOS	879,000
124.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,106,700
124.1.2.3.1.00.	GOBIERNO CENTRAL	2,106,700
124.1.2.3.1.12.	MINISTERIO DE SALUD	2,106,700
124.1.2.6.0.00.	INGRESOS VARIOS	312,800
124.1.2.6.0.99.	OTROS INGRESOS VARIOS	312,800

ARTÍCULO 69. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,405,307
Protección y Seguridad Alimentaria	1,893,193
Total del Presupuesto de funcionamiento	**3,298,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,298,500**

CAPÍTULO XIV

1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS

ARTÍCULO 70. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS para la vigencia fiscal de 2008:

Ingresos Totales	10,769,700
Menos: Aumento de Reservas	
Ingresos Disponibles	10,769,700
Gastos	10,769,700

ARTÍCULO 71. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INVESTIGACIONES AGROPECUARIAS	10,769,700
125.1.0.0.0.00.	INGRESOS CORRIENTES	7,179,700
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,179,700

125.1.2.1.0.00.	RENTA DE ACTIVOS	500,000
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	500,000
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	500,000
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,679,700
125.1.2.3.1.00.	GOBIERNO CENTRAL	6,679,700
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	6,679,700
125.2.0.0.0.00.	INGRESOS DE CAPITAL	3,590,000
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,590,000
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,590,000
125.2.3.2.1.00.	GOBIERNO CENTRAL	2,769,000
125.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,769,000
125.2.3.2.8.00.	SECTOR EXTERNO	821,000
125.2.3.2.8.08.	DONACIONES VARIAS	821,000

ARTÍCULO 72. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,862,530
Investigaciones Agropecuarias	3,317,170
Total del Presupuesto de funcionamiento	**7,179,700**
Inversión	
Investigación e innovación Agropecuaria	1,890,000
Apoyo a la investigación e Innovación	1,325,000
Crédito de Contingencia	375,000
Total del Presupuesto de inversión	**3,590,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,769,700**

CAPÍTULO XV

1.26 AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMA

ARTÍCULO 73. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMA para la vigencia fiscal de 2008:

Ingresos Totales	10,816,100
Menos: Aumento de Reservas	
Ingresos Disponibles	10,816,100
Gastos	10,816,100

ARTÍCULO 74. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

ARTÍCULO 75. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMA para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. de los Recursos Acuáticos	2,287,300
Desarr. y Conserv. Rec. Acuáticos	3,314,200
Total del Presupuesto de funcionamiento	**5,601,500**
Inversión	
Invest. y Desar. Recursos Acuáticos	5,214,600
Total del Presupuesto de Inversión	**5,214,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,816,100**

CAPÍTULO XVI

1.27 DIRECCION GENERAL DE CONTRATACIONES PUBLICAS

ARTÍCULO 76. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la DIRECCION GENERAL DE CONTRATACIONES PUBLICAS para la vigencia fiscal de 2008:

Ingresos Totales	3,150,000
Menos: Aumento de Reservas	
Ingresos Disponibles	3,150,000
Gastos	3,150,000

ARTÍCULO 77. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

127.0.0.0.0.00.	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,150,000
127.1.0.0.0.00.	INGRESOS CORRIENTES	2,170,000
127.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,170,000
127.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,170,000
127.1.2.3.1.00.	GOBIERNO CENTRAL	2,170,000
127.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,170,000
127.2.0.0.0.00.	INGRESOS DE CAPITAL	980,000
127.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	980,000
127.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	980,000
127.2.3.2.1.00.	GOBIERNO CENTRAL	980,000
127.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	980,000

ARTÍCULO 78. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la DIRECCION GENERAL DE CONTRATACIONES PUBLICAS para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. y Regul. de las Contrataciones	2,170,000
Total del Presupuesto de funcionamiento	2,170,000
Inversión	
Servicios de Contrataciones Públicas	980,000
Total del Presupuesto de inversión	980,000
TOTAL DEL PRESUPUESTO DE GASTOS	3,150,000

CAPÍTULO XVII

1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUBLICAS

ARTÍCULO 79. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUBLICAS para la vigencia fiscal de 2008:

Ingresos Totales	939,100
Menos: Aumento de Reservas	
Ingresos Disponibles	939,100
Gastos	939,100

ARTÍCULO 80. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUBLICAS	939,100
128.1.0.0.0.00.	INGRESOS CORRIENTES	939,100
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	939,100
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	939,100
128.1.2.3.1.00.	GOBIERNO CENTRAL	939,100
128.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	939,100

ARTÍCULO 81. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUBLICAS para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	939,100
Total del Presupuesto de funcionamiento	939,100
TOTAL DEL PRESUPUESTO DE GASTOS	939,100

CAPÍTULO XVIII

1.30 INSTITUTO NACIONAL DE CULTURA

REPUBLICA DE PANAMA

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2008:

Ingresos Totales	14,745,700
Menos: Aumento de Reservas	
Ingresos Disponibles	14,745,700
Gastos	14,745,700

ARTÍCULO 83. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

130.0.0.0.0.00.	INSTITUTO NACIONAL DE CULTURA	14,745,700
130.1.0.0.0.00.	INGRESOS CORRIENTES	8,610,700
130.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,610,700
130.1.2.1.0.00.	RENTA DE ACTIVOS	138,000
130.1.2.1.1.00.	ARRENDAMIENTOS	70,000
130.1.2.1.1.01.	ARRENDAMIENTOS	70,000
130.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	18,000
130.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	18,000
130.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	50,000
130.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	50,000
130.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,207,700
130.1.2.3.1.00.	GOBIERNO CENTRAL	8,198,700
130.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	8,198,700
130.1.2.3.3.00.	EMPRESAS PÚBLICAS	9,000
130.1.2.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	9,000
130.1.2.4.0.00.	TASAS Y DERECHOS	250,000
130.1.2.4.1.00.	DERECHOS	250,000
130.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	250,000
130.1.2.6.0.00.	INGRESOS VARIOS	15,000
130.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000
130.2.0.0.0.00.	INGRESOS DE CAPITAL	6,135,000
130.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,135,000
130.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,135,000
130.2.3.2.1.00.	GOBIERNO CENTRAL	6,135,000
130.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	6,135,000

ARTÍCULO 84. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,929,900
Patrimonio Histórico	708,400

REPÚBLICA DE PANAMÁ

Extensión Cultural	2,228,200
Educación Artística	2,744,200
Total del Presupuesto de funcionamiento	**8,610,700**
Inversión	
Mantenimiento y Restauraciones de Obras	6,135,000
Total del Presupuesto de Inversión	**6,135,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**14,745,700**

CAPÍTULO XIX

1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 85. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2008:

Ingresos Totales	6,907,000
Menos: Aumento de Reservas	
Ingresos Disponibles	6,907,000
Gastos	6,907,000

ARTÍCULO 86. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.00.	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	6,907,000
131.1.0.0.0.00.	INGRESOS CORRIENTES	6,027,000
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	5,192,000
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	5,192,000
131.1.1.1.4.00.	SEGURO EDUCATIVO	5,192,000
131.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	5,192,000
131.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	835,000
131.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	835,000
131.1.2.3.1.00.	GOBIERNO CENTRAL	835,000
131.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	835,000
131.2.0.0.0.00.	INGRESOS DE CAPITAL	880,000
131.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	880,000
131.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	880,000
131.2.3.2.1.00.	GOBIERNO CENTRAL	880,000
131.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	880,000

ARTÍCULO 87. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**

Funcionamiento	
Dirección y Administración General	2,752,000
Operaciones de Radio y Televisión	3,275,000
Total del Presupuesto de funcionamiento	**6,027,000**
Inversión	
Modernización de Radio y Telev. Estatal	880,000
Total del Presupuesto de inversión	**880,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,907,000**

CAPÍTULO XX

1.32 SECRETARIA NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACCION

ARTÍCULO 88. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARIA NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACCION para la vigencia fiscal de 2008:

Ingresos Totales	18,377,700
Menos: Aumento de Reservas	
Ingresos Disponibles	18,377,700
Gastos	18,377,700

ARTÍCULO 89. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARIA NAL. DE CIENCIA, TECNOLOGIA E INNOVACION	18,377,700
132.1.0.0.0.00.	INGRESOS CORRIENTES	2,657,700
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,657,700
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,657,700
132.1.2.3.1.00.	GOBIERNO CENTRAL	2,657,700
132.1.2.3.1.03.	PRESIDENCIA	2,657,700
132.2.0.0.0.00.	INGRESOS DE CAPITAL	15,720,000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	15,720,000
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	15,720,000
132.2.3.2.1.00.	GOBIERNO CENTRAL	15,720,000
132.2.3.2.1.03.	PRESIDENCIA DE LA REPUBLICA	15,720,000

ARTÍCULO 90. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de SECRETARIA NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACIÓN para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	2,657,700
Total del Presupuesto de funcionamiento	**2,657,700**

Inversión

Ciencia y Tecnología	15,720,000
Total del Presupuesto de inversión	**15,720,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,377,700**

CAPÍTULO XXI

1.35 INSTITUTO NACIONAL DE DEPORTES

ARTÍCULO 91. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE DEPORTES para la vigencia fiscal de 2008:

Ingresos Totales	34,827,200
Menos: Aumento de Reservas	
Ingresos Disponibles	34,827,200
Gastos	34,827,200

ARTÍCULO 92. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO NACIONAL DE DEPORTES	34,827,200
135.1.0.0.0.00.	INGRESOS CORRIENTES	8,706,400
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,706,400
135.1.2.1.0.00.	RENTA DE ACTIVOS	270,000
135.1.2.1.1.00.	ARRENDAMIENTOS	150,000
135.1.2.1.1.01.	ARRENDAMIENTOS	150,000
135.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	120,000
135.1.2.1.5.06.	ESPECTÁCULOS PÚBLICOS	120,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,321,400
135.1.2.3.1.00.	GOBIERNO CENTRAL	8,271,400
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	8,271,400
135.1.2.3.3.00.	EMPRESAS PÚBLICAS	50,000
135.1.2.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	50,000
135.1.2.6.0.00.	INGRESOS VARIOS	115,000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	115,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	26,120,800
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	26,120,800
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	26,120,800
135.2.3.2.1.00.	GOBIERNO CENTRAL	23,412,000
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	23,412,000
135.2.3.2.3.00.	EMPRESA PUBLICAS	2,708,800
135.2.3.2.3.02.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	1,571,800
135.2.3.2.3.97.	AGENCIA DEL AREA DE PANAMA PACIFIGO	1,137,000

ARTÍCULO 93. Para la ejecución de los programas de funcionamiento e inversión apruébase el

presupuesto de gastos del INSTITUTO NACIONAL DE DEPORTES para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración	3,641,150
Fomento y Promoción del Deporte	2,907,700
Diseño Const. y Mant. de Obras e Inst.	1,988,550
Transferencias Varias	169,000
Total del Presupuesto de funcionamiento	**8,706,400**
Inversión	
Construcciones y Mejoras	26,120,800
Total del Presupuesto de inversión	**26,120,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**34,827,200**

CAPÍTULO XXII

1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACION PARA EL DESARROLLO HUMANO

ARTÍCULO 94. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACION PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2008:

Ingresos Totales	91,176,400
Menos: Aumento de Reservas	
Ingresos Disponibles	91,176,400
Gastos	91,176,400

ARTÍCULO 95. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INADEH	91,176,400
137.1.0.0.0.00.	INGRESOS CORRIENTES	16,159,000
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	16,009,000
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	16,009,000
137.1.1.1.4.00.	SEGURO EDUCATIVO	16,009,000
137.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	16,009,000
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	150,000
137.1.2.1.0.00.	RENTA DE ACTIVOS	90,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	90,000
137.1.2.1.3.09.	TALLERES ARTESANALES	90,000
137.1.2.6.0.00.	INGRESOS VARIOS	60,000
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	60,000
137.2.0.0.0.00.	INGRESOS DE CAPITAL	75,017,400
137.2.2.0.0.00.	RECURSOS DEL CRÉDITO	2,285,200

137.2.2.2.0.00.	CRÉDITO EXTERNO	2,285,200
137.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	2,285,200
137.2.2.2.1.52.	BID - 1403 OC/PN	2,285,200
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	72,732,200
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	72,732,200
137.2.3.2.1.00.	GOBIERNO CENTRAL	72,732,200
137.2.3.2.1.13.	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	72,732,200

ARTÍCULO 96. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACION PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuaciónse indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,199,000
Formación de Recursos Humanos	4,419,100
Total del Presupuesto de funcionamiento	**8,618,100**
Inversión	
Construcciones y Mejoras a Obras	17,148,600
Equipamiento de Centros y Sub-Centros	3,600,000
Granjas Sostenibles	302,700
Sistema de Formación Profesional - Dual	1,413,800
Formación y Capacitación Desarrollo H.	60,093,200
Total del Presupuesto de inversión	**82,558,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**91,176,400**

CAPÍTULO XXIII

1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMENO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2008:

Ingresos Totales	19,288,700
Menos: Aumento de Reservas	
Ingresos Disponibles	19,288,700
Gastos	19,288,700

ARTÍCULO 98. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.0.00.	INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	19,288,700
140.1.0.0.0.00.	INGRESOS CORRIENTES	18,148,700
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	18,148,700

140.1.2.1.0.00.	RENTA DE ACTIVOS	259,600
140.1.2.1.1.00.	ARRENDAMIENTOS	4,500
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	4,500
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	243,100
140.1.2.1.3.09.	TALLERES ARTESANALES	225,100
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	18,000
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	12,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	12,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	17,459,100
140.1.2.3.1.00.	GOBIERNO CENTRAL	17,458,100
140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	17,458,100
140.1.2.3.6.00.	MUNICIPIOS	1,000
140.1.2.3.6.01.	PANAMÁ	1,000
140.1.2.4.0.00.	TASAS Y DERECHOS	180,000
140.1.2.4.1.00.	DERECHOS	30,000
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	30,000
140.1.2.4.2.00.	TASAS	150,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	150,000
140.1.2.6.0.00.	INGRESOS VARIOS	250,000
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	250,000
140.2.0.0.0.00.	INGRESOS DE CAPITAL	1,140,000
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	790,000
140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	790,000
140.2.3.2.1.00.	GOBIERNO CENTRAL	790,000
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	790,000
140.2.4.0.0.00.	SALDO EN CAJA Y BANCO	350,000
140.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	350,000
140.2.4.2.0.01.	SALDO DE CAPITAL	350,000

ARTÍCULO 99. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,139,726
Servicios de Habilitación	12,769,562
Servicio de Apoyo	1,145,330
Producción y Capacitación Laboral	550,682
Transferencias Varias	543,400
Total del Presupuesto de funcionamiento	**18,148,700**
Inversión	
Construcciones y Reparaciones	547,800
Suministros y Equipamiento	592,200
Total del Presupuesto de inversión	**1,140,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**19,288,700**

CAPÍTULO XXIV

1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2008:

Ingresos Totales	4,975,700
Menos: Aumento de Reservas	
Ingresos Disponibles	4,975,700
Gastos	4,975,700

ARTÍCULO 101. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMENO AUTÓNOMO COOPERATIVO	4,975,700
142.1.0.0.0.00.	INGRESOS CORRIENTES	4,975,700
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	4,327,000
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	4,327,000
142.1.1.1.4.00.	SEGURO EDUCATIVO	4,327,000
142.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	4,327,000
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	648,700
142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	634,400
142.1.2.3.7.00.	SECTOR PRIVADO	634,400
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	634,400
142.1.2.6.0.00.	INGRESOS VARIOS	14,300
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	14,300

ARTÍCULO 102. Para la ejecución de programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,694,780
Promoción y Fortalecimiento	3,110,120
Transferencias Varias	17,800
Total del Presupuesto de funcionamiento	**4,822,700**
Inversión	
Equipamento	153,000
Total del Presupuesto de inversión	**153,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,975,700**

CAPÍTULO XXV

1.45 INSTITUTO PANAMEÑO DE TURISMO

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMENO DE TURISMO para la vigencia fiscal de 2008:

Ingresos Totales	29,833,300
Menos: Aumento de Reservas	
Ingresos Disponibles	29,833,300
Gastos	29,833,300

ARTÍCULO 104. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	INSTITUTO PANAMEÑO DE TURISMO (IPAT)	29,833,300
145.1.0.0.0.00.	INGRESOS CORRIENTES	28,833,300
145.1.1.0.0.00.	INGRESOS TRIBUTARIOS	24,787,800
145.1.1.2.0.00.	IMPUESTOS INDIRECTOS	24,787,800
145.1.1.2.4.00.	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	24,787,800
145.1.1.2.4.03.	PASAJE AÉREO	8,300,000
145.1.1.2.4.04.	HOSPEDAJES	16,487,800
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,045,500
145.1.2.1.0.00.	RENTA DE ACTIVOS	1,260,000
145.1.2.1.1.00.	ARRENDAMIENTOS	1,260,000
145.1.2.1.1.01.	ARRENDAMIENTOS	1,260,000
145.1.2.4.0.00.	TASAS Y DERECHOS	2,750,000
145.1.2.4.2.00.	TASAS	2,750,000
145.1.2.4.2.25.	TARJETAS DE TURISMO	2,750,000
145.1.2.6.0.00.	INGRESOS VARIOS	35,500
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	35,500
145.2.0.0.0.00.	INGRESOS DE CAPITAL	1,000,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,000,000
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,000,000
145.2.3.2.1.00.	GOBIERNO CENTRAL	1,000,000
145.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	1,000,000

ARTÍCULO 105. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE TURISMO para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS

Funcionamiento

Dirección y Administración General	4,842,150
Fomento del Turismo	4,732,550
Transferencias Varias	487,000
Operaciones Financieras	1,299,500
Total del Presupuesto de funcionamiento	**11,361,200**
Inversión	
Promoción Turística	18,472,100
Total del Presupuesto de inversión	**18,472,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**29,833,300**

CAPÍTULO XXVI

1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2008:

Ingresos Totales	37,071,800
Menos: Aumento de Reservas	
Ingresos Disponibles	37,071,800
Gastos	37,071,800

ARTÍCULO 107. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	37,071,800
148.1.0.0.0.00.	INGRESOS CORRIENTES	37,071,800
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	37,071,800
148.1.2.4.0.00.	TASAS Y DERECHOS	36,471,800
148.1.2.4.1.00.	DERECHOS	36,471,800
148.1.2.4.1.58.	DERECHO DE REGISTRO	27,771,800
148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	5,900,000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	2,800,000
148.1.2.6.0.00.	INGRESOS VARIOS	600,000
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	600,000

ARTÍCULO 108. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,069,400
Operaciones	2,074,200
Archivos Nacionales	340,400

Tansferencias		25,245,800
	Total del Presupuesto de funcionamiento	**31,729,800**
	Inversión	
Edificaciones		4,342,000
Equipo de Informàtica		1,000,000
	Total del Presupuesto de inversión	**5,342,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**37,071,800**

CAPÍTULO XXVII

1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2008:

Ingresos Totales	21,616,400
Menos: Aumento de Reservas	
Ingresos Disponibles	21,616,400
Gastos	21,616,400

ARTÍCULO 110. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	21,616,400
187.1.0.0.0.00.	INGRESOS CORRIENTES	19,392,800
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	19,392,800
187.1.2.1.0.00.	RENTA DE ACTIVOS	336,000
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	336,000
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	83,700
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	252,300
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	17,141,100
187.1.2.3.1.00.	GOBIERNO CENTRAL	17,141,100
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	17,141,100
187.1.2.4.0.00.	TASAS Y DERECHOS	1,589,000
187.1.2.4.1.00.	DERECHOS	1,534,800
187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	58,800
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	530,300
187.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	945,700
187.1.2.4.2.00.	TASAS	54,200
187.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	10,200
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	44,000
187.1.2.6.0.00.	INGRESOS VARIOS	326,700
187.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	302,000
187.1.2.6.0.99.	OTROS INGRESOS VARIOS	24,700
187.2.0.0.0.00.	INGRESOS DE CAPITAL	2,223,600
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,223,600
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,223,600

187.2.3.2.1.00.	GOBIERNO CENTRAL	2,223,600
187.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	2,223,600

ARTÍCULO 111. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,108,100
Educación Superior	12,778,800
Investigación	505,900
Total del Presupuesto de funcionamiento	**19,392,800**
Inversión	
Construcción y Rehabilitación	490,000
Equipamiento	56,000
Investigación	1,677,600
Total del Presupuesto de inversión	**2,223,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**21,616,400**

CAPÍTULO XXVIII

1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2008:

Ingresos Totales	149,697,200
Menos: Aumento de Reservas	
Ingresos Disponibles	149,697,200
Gastos	149,697,200

ARTÍCULO 113. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	149,697,200
190.1.0.0.0.00.	INGRESOS CORRIENTES	143,510,000
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	143,510,000
190.1.2.1.0.00.	RENTA DE ACTIVOS	4,801,000
190.1.2.1.1.00.	ARRENDAMIENTOS	104,000
190.1.2.1.1.01.	ARRENDAMIENTOS	104,000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	2,571,600
190.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	80,000
190.1.2.1.3.12.	PRODUCTOS PROCESADOS	1,111,000
190.1.2.1.3.98.	OTROS SERVICIOS AUTOGESTIÓN	1,380,600

190.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	30,000
190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	2,125,400
190.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	2,125,400
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	126,039,400
190.1.2.3.1.00.	GOBIERNO CENTRAL	125,890,200
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	125,890,200
190.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	149,200
190.1.2.3.2.06.	ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS	149,200
190.1.2.4.0.00.	TASAS Y DERECHOS	9,007,600
190.1.2.4.1.00.	DERECHOS	8,211,000
190.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	78,000
190.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	3,100,000
190.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	5,033,000
190.1.2.4.2.00.	TASAS	796,600
190.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	77,500
190.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	630,000
190.1.2.4.2.28.	REVÁLIDA DE TÍTULOS	89,100
190.1.2.6.0.00.	INGRESOS VARIOS	3,662,000
190.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	3,583,000
190.1.2.6.0.99.	OTROS INGRESOS VARIOS	79,000
190.2.0.0.0.00.	INGRESOS DE CAPITAL	6,187,200
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,204,200
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,204,200
190.2.3.2.1.00.	GOBIERNO CENTRAL	3,100,000
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	3,100,000
190.2.3.2.8.00.	SECTOR EXTERNO	104,200
190.2.3.2.8.92.	GOBIERNO DE JAPON (JICA) - U. DE PMA.	104,200
190.2.4.0.0.00.	SALDO EN CAJA Y BANCO	2,983,000
190.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,983,000
190.2.4.2.0.01.	SALDO DE CAPITAL	2,983,000

ARTÍCULO 114. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	42,188,938
Educación Superior.	92,678,816
Investigaciones	6,253,091
Extensión Cultural	2,389,155
Total del Presupuesto de funcionamiento	**143,510,000**
Inversión	
Construcciones y Equipamiento	5,904,000
Seguimiento a Proy .de Inversión	147,400
Proyectos Internacionales	135,800
Total del Presupuesto de Inversión	**6,187,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**149,697,200**

CAPÍTULO XXIX

1.91 UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de i ngresos y gastos de la UNIVERSIDAD MARITIMA INTERNACIONAl DE PANAMA para la vigencia fiscal de 2008:

Ingresos Totales	6,601,000
Menos: Aumento de Reservas	
Ingresos Disponibles	6,601,000
Gastos	6,601,000

ARTÍCULO 116. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA	6,601,000
191.1.0.0.0.00.	INGRESOS CORRIENTES	6,601,000
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,601,000
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,850,000
191.1.2.3.1.00.	GOBIERNO CENTRAL	1,300,000
191.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	1,300,000
191.1.2.3.3.00.	EMPRESAS PÚBLICAS	2,550,000
191.1.2.3.3.03.	TRANSFERENCIA CORRIENTE-AMP	2,550,000
191.1.2.4.0.00.	TASAS Y DERECHOS	1,360,300
191.1.2.4.1.00.	DERECHOS	1,360,300
191.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,360,300
191.1.2.6.0.00.	INGRESOS VARIOS	1,390,700
191.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,390,700

ARTÍCULO 117. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Y Admón General	1,986,500
Educación Superior	4,614,500
Total del Presupuesto de funcionamiento	**6,601,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,601,000**

CAPÍTULO XXX

1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2008:

Ingresos Totales	9,437,000
Menos: Aumento de Reservas	
Ingresos Disponibles	9,437,000
Gastos	9,437,000

ARTÍCULO 119. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	9,437,000
193.1.0.0.0.00.	INGRESOS CORRIENTES	8,257,000
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,257,000
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,277,500
193.1.2.3.1.00.	GOBIERNO CENTRAL	5,277,500
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	5,277,500
193.1.2.4.0.00.	TASAS Y DERECHOS	1,642,200
193.1.2.4.1.00.	DERECHOS	1,642,200
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,642,200
193.1.2.6.0.00.	INGRESOS VARIOS	1,337,300
193.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	1,322,100
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,200
193.2.0.0.0.00.	INGRESOS DE CAPITAL	1,180,000
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,180,000
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,180,000
193.2.3.2.1.00.	GOBIERNO CENTRAL	1,180,000
193.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,180,000

ARTÍCULO 120. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,164,200
Educación Superior	5,092,800
Total del Presupuesto de funcionamiento	**8,257,000**
Inversión	
Remodelaciones	440,400
Construcciones	655,700
Equipam. de Labora. y Clínica Interdisc.	83,900
Total del Presupuesto de inversión	**1,180,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,437,000**

CAPÍTULO XXXI
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2008:

Ingresos Totales	43,500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	43,500,000
Gastos	43,500,000

ARTÍCULO 122. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA	43,500,000
195.1.0.0.0.00.	INGRESOS CORRIENTES	37,700,000
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	37,700,000
195.1.2.1.0.00.	RENTA DE ACTIVOS	2,672,000
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	2,672,000
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	568,000
195.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	2,104,000
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	31,698,000
195.1.2.3.1.00.	GOBIERNO CENTRAL	31,698,000
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	31,698,000
195.1.2.4.0.00.	TASAS Y DERECHOS	2,688,000
195.1.2.4.1.00.	DERECHOS	2,393,000
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,357,000
195.1.2.4.1.99.	OTROS - BIBLIOTECA	36,000
195.1.2.4.2.00.	TASAS	295,000
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	295,000
195.1.2.6.0.00.	INGRESOS VARIOS	642,000
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	642,000
195.2.0.0.0.00.	INGRESOS DE CAPITAL	5,800,000
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,300,000
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,300,000
195.2.3.2.1.00.	GOBIERNO CENTRAL	3,300,000
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	3,300,000
195.2.4.0.0.00.	SALDO EN CAJA Y BANCO	2,500,000
195.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,500,000
195.2.4.2.0.01.	SALDO DE CAPITAL	2,500,000

ARTÍCULO 123. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,883,940
Educación Superior Tecnológica	25,681,260
Investigación, Post-Grado y Extensión	3,134,800
Total del Presupuesto de funcionamiento	37,700,000

Inversión

Construcciones Educativas	5,680,300
Mobiliario, Libros y Equipo Educacional	119,700
Total del Presupuesto de inversión	**5,800,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**43,500,000**

CAPÍTULO XXXII

1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 124. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2008:

Ingresos Totales	313,400
Menos: Aumento de Reservas	
Ingresos Disponibles	313,400
Gastos	313,400

ARTÍCULO 125. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	313,400
197.1.0.0.0.00.	INGRESOS CORRIENTES	313,400
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	313,400
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	291,200
197.1.2.3.1.00.	GOBIERNO CENTRAL	291,200
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	291,200
197.1.2.4.0.00.	TASAS Y DERECHOS	22,200
197.1.2.4.2.00.	TASAS	22,200
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	22,200

ARTÍCULO 126. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	313,400
Total del Presupuesto de funcionamiento	**313,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**313,400**

TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 127. Apruébase los presupuestos de las Empresas Públicas para la vigencia fiscal de 2008 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**564,303,500**	**162,110,200**	**726,413,700**	**482,781,656**	**243,632,044**	**726,413,700**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	64,242,100	56,695,800	120,937,900	41,416,300	79,521,600	120,937,900
AUTORIDAD MARÍTIMA DE PANAMÁ	113,426,100	0	113,426,100	97,237,756	16,188,344	113,426,100
BINGOS NACIONALES	888,000	0	888,000	881,000	7,000	888,000
AUTORIDAD AERONÁUTICA CIVIL	21,349,100	6,370,900	27,720,000	19,424,300	8,295,700	27,720,000
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	84,963,800	49,420,000	134,383,800	75,373,300	59,010,500	134,383,800
INSTITUTO DE MERCADEO AGROPECUARIO	4,376,300	775,000	5,151,300	3,934,200	1,217,100	5,151,300
EMPRESA DE GENERACION ELÉCTRICA S.A.	21,672,600	17,858,000	39,530,600	21,587,600	17,943,000	39,530,600
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	51,743,000	16,578,500	68,321,500	34,281,900	34,039,600	68,321,500
LOTERÍA NACIONAL DE BENEFICENCIA	141,000,000	0	141,000,000	139,351,000	1,649,000	141,000,000
ZONA LIBRE DE COLÓN	54,839,000	0	54,839,000	43,604,400	11,234,600	54,839,000
AGENCIA DEL AREA PANAMA PACIFICO	5,803,500	14,412,000	20,215,500	5,689,900	14,525,600	20,215,500

ARTÍCULO 128. Apruébase los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2008, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	**271,962,756**	**15,951,200**	**177,173,600**	**2,693,000**	**15,001,100**	**482,781,656**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	25,786,200	891,900	9,924,700	0	4,813,500	41,416,300
AUTORIDAD MARÍTIMA DE PANAMÁ	26,347,956	8,335,500	58,931,000	2,550,000	1,073,300	97,237,756
BINGOS NACIONALES	865,600	15,400	0	0	0	881,000
AUTORIDAD AERONÁUTICA CIVIL	17,435,100	1,415,200	0	0	574,000	19,424,300
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	73,815,700	420,800	0	0	1,136,800	75,373,300
INSTITUTO DE MERCADEO AGROPECUARIO	3,758,400	159,000	0	0	16,800	3,934,200
EMPRESA DE GENERACION ELÉCTRICA S.A.	21,562,600	0	25,000	0	0	21,587,600
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	22,339,000	1,976,800	5,025,700	0	4,940,400	34,281,900
LOTERÍA NACIONAL DE BENEFICENCIA	65,744,000	1,248,200	72,358,800	0	0	139,351,000
ZONA LIBRE DE COLÓN	8,984,700	1,265,000	30,908,400	0	2,446,300	43,604,400
AGENCIA DEL AREA PANAMA PACIFICO	5,323,500	223,400	0	143,000	0	5,689,900

ARTÍCULO 129. Apruébanse los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2008 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	179,564,325	4,479,119	42,261,800	17,326,800	243,632,044
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	46,794,000	2,217,800	29,634,800	875,000	79,521,600
AUTORIDAD MARÍTIMA DE PANAMÁ	13,409,025	584,719	0	2,194,600	16,188,344
BINGOS NACIONALES	0	7,000	0	0	7,000
AUTORIDAD AERONÁUTICA CIVIL	6,585,000	155,100	0	1,555,600	8,295,700
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	56,202,400	0	0	2,808,100	59,010,500
INSTITUTO DE MERCADEO AGROPECUARIO	775,000	408,900	0	33,200	1,217,100
EMPRESA DE GENERACION ELÉCTRICA S.A.	17,858,000	85,000	0	0	17,943,000
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	29,425,900	36,400	0	4,577,300	34,039,600
LOTERÍA NACIONAL DE BENEFICENCIA	1,000,000	649,000	0	0	1,649,000
ZONA LIBRE DE COLÓN	5,730,000	221,600	0	5,283,000	11,234,600
AGENCIA DEL AREA PANAMA PACIFICO	1,785,000	113,600	12,627,000	0	14,525,600

CAPÍTULO II

2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2008:

Ingresos Totales	120,937,900
Menos: Aumento de Reservas	
Ingresos Disponibles	120,937,900
Gastos	120,937,900

ARTÍCULO 131. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	120,937,900
202.1.0.0.0.00.	INGRESOS CORRIENTES	64,242,100
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	64,242,100
202.1.2.1.0.00.	RENTA DE ACTIVOS	17,885,500
202.1.2.1.1.00.	ARRENDAMIENTOS	3,287,500
202.1.2.1.1.01.	ARRENDAMIENTOS	3,287,500
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,360,000

202.1.2.1.3.04.	VENTA DE ENERGÍA	1,655,000
202.1.2.1.3.07.	AGUA	30,000
202.1.2.1.3.11.	COMBUSTIBLE	1,675,000
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	11,238,000
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	8,000
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	7,250,000
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	150,000
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	3,530,000
202.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	300,000
202.1.2.4.0.00.	TASAS Y DERECHOS	40,949,600
202.1.2.4.1.00.	DERECHOS	40,949,600
202.1.2.4.1.17.	USO DE AEROPUERTOS	24,050,000
202.1.2.4.1.34.	ESTACIONAMIENTO PÚBLICO Y ESTAC	1,070,000
202.1.2.4.1.45.	OTRAS CONCESIONES	15,829,600
202.1.2.6.0.00.	INGRESOS VARIOS	5,407,000
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	100,000
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,307,000
202.2.0.0.0.00.	INGRESOS DE CAPITAL	56,695,800
202.2.4.0.0.00.	SALDO EN CAJA Y BANCO	56,695,800
202.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	56,695,800
202.2.4.2.0.01.	SALDO DE CAPITAL	56,695,800

ARTÍCULO 132. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración	44,509,100
Total del Presupuesto de funcionamiento	**44,509,100**
Inversión	
Ampliación y Remodelación	17,815,000
Plan de Expansión	28,979,000
Transferencias de Capital	29,634,800
Total del Presupuesto de inversión	**76,428,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**120,937,900**

CAPÍTULO III

2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2008:

Ingresos Totales	113,426,100
Menos: Aumento de Reservas	
Ingresos Disponibles	113,426,100

Gastos 113,426,100

ARTÍCULO 134. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	113,426,100
203.1.0.0.0.00.	INGRESOS CORRIENTES	113,426,100
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	21,671,200
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	21,671,200
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	21,671,200
203.1.1.1.2.03.	IMPUESTOS DE NAVES	21,671,200
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	91,754,900
203.1.2.1.0.00.	RENTA DE ACTIVOS	11,600,000
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	11,600,000
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	2,600,000
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	9,000,000
203.1.2.4.0.00.	TASAS Y DERECHOS	76,304,900
203.1.2.4.1.00.	DERECHOS	22,040,000
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	4,040,000
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	18,000,000
203.1.2.4.2.00.	TASAS	54,264,900
203.1.2.4.2.07.	FAROS Y BOYAS	5,000,000
203.1.2.4.2.08.	RECAUDOS CONSULARES	7,710,900
203.1.2.4.2.13.	DOCUMENTACIÓN DE NAVES	3,500,000
203.1.2.4.2.55.	ARQUEO Y AVALUO DE NAVES	100,000
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	3,461,000
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	25,000,000
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	2,760,000
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	6,608,000
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	125,000
203.1.2.6.0.00.	INGRESOS VARIOS	3,850,000
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	850,000
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	1,500,000
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	1,500,000

ARTÍCULO 135. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,951,719
Servicios de la Act. Marítima	19,850,754
Servicios Portuarios	4,283,602
Transferencias	58,931,000
Total del Presupuesto de funcionamiento	100,017,075
Inversión	
Adquisición de Equipo	4,694,000

Puertos	8,715,025
Total del Presupuesto de inversión	**13,409,025**
TOTAL DEL PRESUPUESTO DE GASTOS	**113,426,100**

CAPÍTULO IV

2.08 BINGOS NACIONALES

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2008:

Ingresos Totales	888,000
Menos: Aumento de Reservas	
Ingresos Disponibles	888,000
Gastos	888,000

ARTÍCULO 137. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	888,000
208.1.0.0.0.00.	INGRESOS CORRIENTES	888,000
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	888,000
208.1.2.1.0.00.	RENTA DE ACTIVOS	888,000
208.1.2.1.1.00.	ARRENDAMIENTOS	42,000
208.1.2.1.1.01.	ARRENDAMIENTOS	42,000
208.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	846,000
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	846,000

ARTÍCULO 138. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior	139,400
Administración de Bingos	748,600
Total del Presupuesto de funcionamiento	**888,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**888,000**

CAPÍTULO V

2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2008:

Ingresos Totales	27,720,000
Menos: Aumento de Reservas	
Ingresos Disponibles	27,720,000
Gastos	27,720,000

ARTÍCULO 140. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	27,720,000
238.1.0.0.0.00.	INGRESOS CORRIENTES	21,349,100
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	21,349,100
238.1.2.1.0.00.	RENTA DE ACTIVOS	12,306,100
238.1.2.1.1.00.	ARRENDAMIENTOS	900,000
238.1.2.1.1.01.	ARRENDAMIENTOS	900,000
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	129,000
238.1.2.1.3.04.	VENTA DE ENERGÍA	54,000
238.1.2.1.3.11.	COMBUSTIBLE	75,000
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	11,277,100
238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	94,000
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	91,000
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	11,092,100
238.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,143,000
238.1.2.3.1.00.	GOBIERNO CENTRAL	6,000,000
238.1.2.3.1.04.	MINISTERIO DE GOBIERNO Y JUSTICIA	6,000,000
238.1.2.3.3.00.	EMPRESAS PÚBLICAS	143,000
238.1.2.3.3.97.	AGENCIA ESPECIAL PANAMÁ-PACÍFICO	143,000
238.1.2.4.0.00.	TASAS Y DERECHOS	1,400,000
238.1.2.4.1.00.	DERECHOS	1,400,000
238.1.2.4.1.17.	USO DE AEROPUERTOS	1,176,000
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	224,000
238.1.2.6.0.00.	INGRESOS VARIOS	1,500,000
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	45,000
238.1.2.6.0.10.	VIGENCIAS EXPIRADAS	915,000
238.1.2.6.0.99.	OTROS INGRESOS VARIOS	540,000
238.2.0.0.0.00.	INGRESOS DE CAPITAL	6,370,900
238.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,615,000
238.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,615,000
238.2.3.2.1.00.	GOBIERNO CENTRAL	115,000
238.2.3.2.1.04.	MINISTERIO DE GOBIERNO Y JUSTICIA	115,000
238.2.3.2.2.00.	INSTITUCIONES DESCENTRALIZADAS	4,500,000
238.2.3.2.2.02.	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	4,500,000
238.2.4.0.0.00.	SALDO EN CAJA Y BANCO	1,755,900
238.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,755,900
238.2.4.2.0.01.	SALDO DE CAPITAL	1,755,900

ARTÍCULO 141. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,414,000
Servicios Aeronáuticos	4,345,000
Operación de Aeropuertos	3,053,400
Transferencias Varias	1,193,000
Operaciones Financieras	2,129,600
Total del Presupuesto de funcionamiento	**21,135,000**
Inversión	
Adquisición y Rehabilitación de Equipo	2,010,000
Rehabil. y Mantenim. Aeroportuario	4,575,000
Total del Presupuesto de Inversión	**6,585,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**27,720,000**

CAPÍTULO VI

2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 142. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2008:

Ingresos Totales	134,383,800
Menos: Aumento de Reservas	
Ingresos Disponibles	134,383,800
Gastos	134,383,800

ARTÍCULO 143. El detalle del presupuesto de ingresos aprobado en el artículo anterior, es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	134,383,800
266.1.0.0.0.00.	INGRESOS CORRIENTES	84,963,800
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	84,963,800
266.1.2.1.0.00.	RENTA DE ACTIVOS	72,250,000
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	72,250,000
266.1.2.1.3.07.	AGUA	72,250,000
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,325,800
266.1.2.3.1.00.	GOBIERNO CENTRAL	5,325,800
266.1.2.3.1.12.	MINISTERIO DE SALUD	5,325,800
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	1,718,000
266.1.2.5.0.01.	TASA DE VALORIZACIÓN	1,718,000
266.1.2.6.0.00.	INGRESOS VARIOS	5,670,000
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	1,055,000
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	4,615,000
266.2.0.0.0.00.	INGRESOS DE CAPITAL	49,420,000

266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	49,420,000
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	49,420,000
266.2.3.2.1.00.	GOBIERNO CENTRAL	45,260,000
266.2.3.2.1.12.	MINISTERIO DE SALUD	45,260,000
266.2.3.2.3.00.	EMPRESA PUBLICAS	4,160,000
266.2.3.2.3.02.	APORTE AITSA	4,160,000

ARTÍCULO 144. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,537,480
Dotación de Agua y Alcant. Sanitario	28,338,740
Comercialización	1,381,860
Servicios Regionales	35,978,420
Operaciones Financieras	3,944,900
Total del Presupuesto de funcionamiento	**78,181,400**
Inversión	
Desarrollo del Sistema de Agua	50,633,100
Desarrollo Sist. Alcantarillado	3,339,300
Inversiones Complementarias	2,230,000
Total del Presupuesto de inversión	**56,202,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**134,383,800**

CAPÍTULO VII

2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 145. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2008:

Ingresos Totales	5,151,300
Menos: Aumento de Reservas	
Ingresos Disponibles	5,151,300
Gastos	5,151,300

ARTÍCULO 146. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	5,151,300
270.1.0.0.0.00.	INGRESOS CORRIENTES	4,376,300
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,376,300
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,812,200

270.1.2.3.1.00.	GOBIERNO CENTRAL	3,812,200
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	3,812,200
270.1.2.6.0.00.	INGRESOS VARIOS	564,100
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	564,100
270.2.0.0.0.00.	INGRESOS DE CAPITAL	775,000
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	500,000
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	500,000
270.2.3.2.1.00.	GOBIERNO CENTRAL	500,000
270.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARI	500,000
270.2.4.0.0.00.	SALDO EN CAJA Y BANCO	275,000
270.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	275,000
270.2.4.2.0.01.	SALDO DE CAPITAL	275,000

ARTÍCULO 147. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,909,871
Apoyo a la Comercialización	2,416,429
Operaciones Financieras	50,000
Total del Presupuesto de funcionamiento	4,376,300
Inversión	
Comercialización	400,000
Modernizacion Serv. Agropecuarios	375,000
Total del Presupuesto de Inversión	**775,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,151,300**

CAPÍTULO VIII

2.73 EMPRESA DE GENERACIÓN ELÉCTRICA , S.A.

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA S.A. para la vigencia fiscal de 2008:

Ingresos Totales	39,530,600
Menos: Aumento de Reservas	
Ingresos Disponibles	39,530,600
Gastos	39,530,600

ARTÍCULO 149. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a continuación se indica:

273.0.0.0.0.0.00.	EMPRESA DE GENERACION ELÉCTRICA S.A.	39,530,600
273.1.0.0.0.0.00.	INGRESOS CORRIENTES	21,672,600

273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	21,392,600
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	21,392,600
273.1.2.3.1.00.	GOBIERNO CENTRAL	21,392,600
273.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	21,392,600
273.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	280,000
273.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	280,000
273.1.4.2.0.01.	SALDO CORRIENTE	280,000
273.2.0.0.0.00.	INGRESOS DE CAPITAL	17,858,000
273.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	17,300,000
273.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	17,300,000
273.2.3.2.1.00.	GOBIERNO CENTRAL	17,300,000
273.2.3.2.1.16.	MEF	17,300,000
273.2.4.0.0.00.	SALDO EN CAJA Y BANCO	558,000
273.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	558,000
273.2.4.2.0.01.	SALDO DE CAPITAL	558,000

ARTÍCULO 150. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del EMPRESA DE GENERACIÓN ELÉCTRICA S.A. para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	21,672,600
Total del Presupuesto de funcionamiento	**21,672,600**
Inversión	
Equipamiento	17,858,000
Total del Presupuesto de inversión	**17,858,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**39,530,600**

CAPÍTULO IX

2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2008:

Ingresos Totales	68,321,500
Menos: Aumento de Reservas	
Ingresos Disponibles	68,321,500
Gastos	68,321,500

ARTÍCULO 152. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	68,321,500
278.1.0.0.0.00.	INGRESOS CORRIENTES	51,743,000

278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	50,943,000
278.1.2.4.0.00.	TASAS Y DERECHOS	48,839,400
278.1.2.4.2.00.	TASAS	48,839,400
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	48,839,400
278.1.2.6.0.00.	INGRESOS VARIOS	2,103,600
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,103,600
278.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	800,000
278.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	800,000
278.1.3.2.0.23.	A EMPRESAS	800,000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	16,578,500
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	16,088,500
278.2.2.1.0.00.	CRÉDITO INTERNO	15,728,500
278.2.2.1.0.01.	BANCO NACIONAL DE PANAMÁ	15,728,500
278.2.2.2.0.00.	CRÉDITO EXTERNO	360,000
278.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	360,000
278.2.2.2.1.31.	B.I.D-1113 OC/RG	360,000
278.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	490,000
278.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	490,000
278.2.3.2.1.00.	GOBIERNO CENTRAL	490,000
278.2.3.2.1.16.	MEF	490,000

ARTÍCULO 153. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,805,600
Operación Integrada	13,572,300
Operaciones Financieras	9,517,700
Total del Presupuesto de funcionamiento	**38,895,600**
Inversión	
TRANSMISION	22,683,900
OTRAS INVERSIONES	6,742,000
Total del Presupuesto de Inversión	**29,425,900**
TOTAL DEL PRESUPUESTO DE GASTOS	***68,321,500***

CAPÍTULO X

2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2008:

Ingresos Totales	141,000,000
Menos: Aumento de Reservas	
Ingresos Disponibles	141,000,000

Gastos	141,000,000

ARTÍCULO 155. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	141,000,000
282.1.0.0.0.00.	INGRESOS CORRIENTES	141,000,000
282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	140,920,000
282.1.2.1.0.00.	RENTA DE ACTIVOS	140,821,000
282.1.2.1.1.00.	ARRENDAMIENTOS	100,000
282.1.2.1.1.01.	ARRENDAMIENTOS	100,000
282.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	140,721,000
282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	37,800,000
282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	102,921,000
282.1.2.6.0.00.	INGRESOS VARIOS	99,000
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	99,000
282.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	80,000
282.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	80,000
282.1.3.2.0.24.	INT. Y COMIS. GANADOS S/VALORES EMITIDOS	80,000

ARTÍCULO 156. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,310,992
Administración de Billetes	54,416,208
Transferencias	73,272,800
Total del Presupuesto de funcionamiento	**140,000,000**
Inversión	
Infraestructura	850,000
Equipamiento	150,000
Total del Presupuesto de inversión	**1,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**141,000,000**

CAPÍTULO XI

2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 157. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2008:

Ingresos Totales	54,839,000
Menos: Aumento de Reservas	
Ingresos Disponibles	54,839,000

Gastos 54,839,000

ARTÍCULO 158. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	54,839,000
296.1.0.0.0.00.	INGRESOS CORRIENTES	54,839,000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	54,515,000
296.1.2.1.0.00.	RENTA DE ACTIVOS	42,026,000
296.1.2.1.1.00.	ARRENDAMIENTOS	20,916,000
296.1.2.1.1.01.	ARRENDAMIENTOS	8,364,000
296.1.2.1.1.02.	DE LOTES Y TIERRAS	12,552,000
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	14,000,000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	14,000,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	7,110,000
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1,050,000
296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	6,060,000
296.1.2.4.0.00.	TASAS Y DERECHOS	12,270,000
296.1.2.4.2.00.	TASAS	12,270,000
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	180,000
296.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	384,000
296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,352,000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	1,644,000
296.1.2.4.2.99.	OTRAS TASAS	7,710,000
296.1.2.6.0.00.	INGRESOS VARIOS	219,000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	204,000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	324,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	324,000
296.1.3.2.0.21.	POR GOBIERNO CENTRAL	324,000

ARTÍCULO 159. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,943,767
Comercialización y Desarrollo	2,649,533
Transferencias Varias	31,786,400
Operaciones Financieras	7,729,300
Total del Presupuesto de funcionamiento	**49,109,000**
Inversión	
Inversiones Estratégicas de Zona Libre	5,730,000
Total del Presupuesto de Inversión	**5,730,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**54,839,000**

CAPÍTULO XII

2.97 AGENCIA DEL AREA PANAMÁ PACIFICO

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AGENCIA DEL AREA PANAMÁ PACIFICO para la vigencia fiscal de 2008:

Ingresos Totales	20,215,500
Menos: Aumento de Reservas	
Ingresos Disponibles	20,215,500
Gastos	20,215,500

ARTÍCULO 161. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA DEL AREA PANAMA PACIFICO	20,215,500
297.1.0.0.0.00.	INGRESOS CORRIENTES	5,803,500
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,803,500
297.1.2.1.0.00.	RENTA DE ACTIVOS	679,000
297.1.2.1.1.00.	ARRENDAMIENTOS	679,000
297.1.2.1.1.02.	DE LOTES Y TIERRAS	679,000
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,124,500
297.1.2.3.1.00.	GOBIERNO CENTRAL	5,124,500
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	5,124,500
297.2.0.0.0.00.	INGRESOS DE CAPITAL	14,412,000
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	500,000
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	500,000
297.2.3.2.1.00.	GOBIERNO CENTRAL	500,000
297.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	500,000
297.2.4.0.0.00.	SALDO EN CAJA Y BANCO	13,912,000
297.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	13,912,000
297.2.4.2.0.01.	SALDO DE CAPITAL	13,912,000

ARTÍCULO 162. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AGENCIA DEL AREA PANAMÁ PACIFICO para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración	5,803,500
Total del Presupuesto de funcionamiento	**5,803,500**
Inversión	
Desarrollo de Infraestructura	1,785,000
Transferencias de Capital	12,627,000
Total del Presupuesto de inversión	**14,412,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**20,215,500**

TÍTULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 163. Apruébase los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2008, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	466,926,000	851,441,000	1,318,367,000	364,548,700	953,818,300	1,318,367,000
SUPERINTENDENCIA DE BANCOS	8,254,400	0	8,254,400	7,972,800	281,600	8,254,400
BANCO DE DESARROLLO AGROPECUARIO	35,425,000	42,800,000	78,225,000	11,108,500	67,116,500	78,225,000
BANCO HIPOTECARIO NACIONAL	7,910,000	10,290,000	18,200,000	10,224,200	7,975,800	18,200,000
BANCO NACIONAL DE PANAMÁ	310,442,800	580,277,000	890,719,800	251,461,600	639,258,200	890,719,800
CAJA DE AHORROS	99,750,000	218,074,000	317,824,000	79,180,000	238,644,000	317,824,000
COMISIÓN NACIONAL DE VALORES	1,678,900	0	1,678,900	1,611,200	67,700	1,678,900
INSTITUTO DE SEGURO AGROPECUARIO	3,464,900	0	3,464,900	2,990,400	474,500	3,464,900

ARTÍCULO 164. Apruébase los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2008, cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACION CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	245,707,100	6,696,300	100,000,000	0	12,145,300	364,548,700
SUPERINTENDENCIA DE BANCOS	7,631,200	341,600	0	0	0	7,972,800
BANCO DE DESARROLLO AGROPECUARIO	9,945,000	180,000	0	0	983,500	11,108,500
BANCO HIPOTECARIO NACIONAL	8,544,800	108,800	0	0	1,570,600	10,224,200
BANCO NACIONAL DE PANAMÁ	146,363,700	4,581,700	100,000,000	0	516,200	251,461,600
CAJA DE AHORROS	69,520,000	585,000	0	0	9,075,000	79,180,000
COMISIÓN NACIONAL DE VALORES	1,534,700	76,500	0	0	0	1,611,200
INSTITUTO DE SEGURO AGROPECUARIO	2,167,700	822,700	0	0	0	2,990,400

REPÚBLICA DE PANAMÁ
GACETA OFICIAL

ARTÍCULO 165. Apruébase los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2008 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	922,913,500	7,181,700	0	23,723,100	953,818,300
SUPERINTENDENCIA DE BANCOS	0	281,600	0	0	281,600
BANCO DE DESARROLLO AGROPECUARIO	56,873,000	175,000	0	10,068,500	67,116,500
BANCO HIPOTECARIO NACIONAL	1,000,000	343,000	0	6,632,800	7,975,800
BANCO NACIONAL DE PANAMÁ	630,733,000	1,503,400	0	7,021,800	639,258,200
CAJA DE AHORROS	233,882,000	4,762,000	0	0	238,644,000
COMISIÓN NACIONAL DE VALORES	0	67,700	0	0	67,700
INSTITUTO DE SEGURO AGROPECUARIO	425,500	49,000	0	0	474,500

CAPÍTULO II

3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2008:

Ingresos Totales	8,254,400
Menos: Aumento de Reservas	
Ingresos Disponibles	8,254,400
Gastos	8,254,400

ARTÍCULO 167. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	8,254,400
310.1.0.0.0.00.	INGRESOS CORRIENTES	8,254,400
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,119,400
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,241,795
310.1.2.3.7.00.	SECTOR PRIVADO	1,241,795
310.1.2.3.7.02.	FECI	1,241,795
310.1.2.4.0.00.	TASAS Y DERECHOS	6,647,605
310.1.2.4.2.00.	TASAS	6,647,605
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	3,849,810
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	2,797,795
310.1.2.6.0.00.	INGRESOS VARIOS	230,000

310.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	50,000
310.1.2.6.0.26.	INGRESOS VARIOS	80,000
310.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	135,000
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	135,000
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	135,000

ARTÍCULO 168. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	4,114,900
Desarrollo y Regulación Bancaria	4,139,500
Total del Presupuesto de funcionamiento	**8,254,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,254,400**

CAPÍTULO III

3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2008:

Ingresos	78,225,000
Menos: Aumento de Reservas	
Ingresos Disponibles	78,225,000
Gastos	78,225,000

ARTÍCULO 170. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	78,225,000
315.1.0.0.0.00.	INGRESOS CORRIENTES	35,425,000
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	26,925,000
315.1.2.1.0.00.	RENTA DE ACTIVOS	25,000
315.1.2.1.1.00.	ARRENDAMIENTOS	25,000
315.1.2.1.1.01.	ARRENDAMIENTOS	25,000
315.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	26,200,000
315.1.2.3.7.00.	SECTOR PRIVADO	26,200,000
315.1.2.3.7.02.	FECI	26,200,000

315.1.2.4.0.00.	TASAS Y DERECHOS	700,000
315.1.2.4.2.00.	TASAS	700,000
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	700,000
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	8,500,000
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	8,500,000
315.1.3.1.0.17.	A SECTOR PRIVADO	8,500,000
315.2.0.0.0.00.	INGRESOS DE CAPITAL	42,800,000
315.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	24,600,000
315.2.1.1.0.00.	VENTA DE ACTIVOS	1,600,000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	1,600,000
315.2.1.1.1.03.	OTRAS INSTALACIONES	1,600,000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	23,000,000
315.2.1.3.7.00.	SECTOR PRIVADO	23,000,000
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	23,000,000
315.2.2.0.0.00.	RECURSOS DEL CRÉDITO	15,700,000
315.2.2.1.0.00.	CRÉDITO INTERNO	15,700,000
315.2.2.1.4.00.	PRÉSTAMOS	15,700,000
315.2.2.1.4.01.	GOBIERNO CENTRAL (BDA-CBN)	15,700,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
315.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
315.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	2,500,000

ARTÍCULO 171. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración	6,524,200
Servicio de Crédito Agropecuar	3,775,800
Operaciones Financieras	11,052,000
Total del Presupuesto de funcionamiento	**21,352,000**
Inversión	
Crédito Agropecuario	52,499,000
Equipamiento	1,060,000
Rehabilitación de Sucursales	500,000
Supervisión BDA-Sup.Bancaria	314,000
Prog.Espec.Crédito Contingente	2,500,000
Total del Presupuesto de inversión	**56,873,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**78,225,000**

CAPÍTULO IV

3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2008:

Ingresos Totales	18,200,000
Menos: Aumento de Reservas	
Ingresos Disponibles	18,200,000
Gastos	18,200,000

ARTÍCULO 173. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	18,200,000
330.1.0.0.0.00.	INGRESOS CORRIENTES	7,910,000
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,498,000
330.1.2.1.0.00.	RENTA DE ACTIVOS	942,000
330.1.2.1.1.00.	ARRENDAMIENTOS	942,000
330.1.2.1.1.01.	ARRENDAMIENTOS	942,000
330.1.2.4.0.00.	TASAS Y DERECHOS	40,000
330.1.2.4.2.00.	TASAS	40,000
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	40,000
330.1.2.6.0.00.	INGRESOS VARIOS	1,516,000
330.1.2.6.0.11.	REINTEGROS	1,127,600
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	388,400
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	5,412,000
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	5,412,000
330.1.3.1.0.17.	A SECTOR PRIVADO	5,412,000
330.2.0.0.0.00.	INGRESOS DE CAPITAL	10,290,000
330.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	10,290,000
330.2.1.1.0.00.	VENTA DE ACTIVOS	3,000,000
330.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	3,000,000
330.2.1.1.1.01.	TERRENOS	3,000,000
330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	7,290,000
330.2.1.3.7.00.	SECTOR PRIVADO	7,290,000
330.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	7,290,000

ARTÍCULO 174. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,952,200

REPUBLICA DE PANAMA - GACETA OFICIAL -

Operaciones de Créditos	4,028,100
Transferencias Varias	16,300
Operaciones Financieras	8,203,400
Total del Presupuesto de funcionamiento	**17,200,000**
Inversión	
Inversiones Propias Del B.H.N.	1,000,000
Total del Presupuesto de inversión	**1,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,200,000**

CAPÍTULO V

3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2008:

Ingresos Totales	890,719,800
Menos: Aumento de Reservas	
Ingresos Disponibles	890,719,800
Gastos	890,719,800

ARTÍCULO 176. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	890,719,800
345.1.0.0.0.00.	INGRESOS CORRIENTES	310,442,800
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,823,400
345.1.2.1.0.00.	RENTA DE ACTIVOS	552,100
345.1.2.1.1.00.	ARRENDAMIENTOS	2,100
345.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	2,100
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	550,000
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	550,000
345.1.2.4.0.00.	TASAS Y DERECHOS	7,271,300
345.1.2.4.2.00.	TASAS	7,271,300
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	7,271,300
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	302,619,400
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	285,035,650
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	53,673,900
345.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	763,500
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	7,442,700
345.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	2,351,800
345.1.3.1.0.17.	A SECTOR PRIVADO	118,547,649
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	102,256,101
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	17,583,750
345.1.3.2.0.27.	POR SECTOR PRIVADO	17,583,750
345.2.0.0.0.00.	INGRESOS DE CAPITAL	580,277,000

345.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	580,277,000
345.2.1.1.0.00.	VENTA DE ACTIVOS	10,452,500
345.2.1.1.2.00.	VENTA DE BIENES INMUEBLES	10,452,500
345.2.1.1.2.99.	OTROS BIENES MUEBLES	10,452,500
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	569,824,500
345.2.1.3.1.00.	GOBIERNO CENTRAL	190,855,600
345.2.1.3.1.01.	GOBIERNO CENTRAL	190,855,600
345.2.1.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	1,027,500
345.2.1.3.2.45.	IPAT	1,027,500
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	7,145,600
345.2.1.3.3.02.	TOCUMEN, S.A.	875,000
345.2.1.3.3.15.	BANCO HIPOTECARIO NACIONAL	2,266,700
345.2.1.3.3.38.	AUTORIDAD DE AERONAUTICA CIVIL	1,555,600
345.2.1.3.3.40.	REGISTRO PUBLICO DE PANAMÁ	1,100,000
345.2.1.3.3.66.	IDAAN	72,000
345.2.1.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	1,125,000
345.2.1.3.3.96.	ZONA LIBRE DE COLÓN	151,300
345.2.1.3.7.00.	SECTOR PRIVADO	370,795,800
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	370,795,800

ARTÍCULO 177. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Bancarios	252,448,800
Operaciones Financieras	7,538,000
Total del Presupuesto de funcionamiento	**259,986,800**
Inversión	
Crédito Comercial	404,914,800
Obras y Construcciones	16,615,000
Crédito Agropecuario	110,909,100
Crédito Para Vivienda	86,303,500
Equipamiento de Sucursales	11,990,600
Total del Presupuesto de Inversión	**630,733,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**890,719,800**

CAPÍTULO VI

3.60 CAJA DE AHORROS

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2008:

Ingresos Totales	317,824,000
Menos: Aumento de Reservas	

Ingresos Disponibles	317,824,000
Gastos	317,824,000

ARTÍCULO 179. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	317,824,000
360.1.0.0.0.00.	INGRESOS CORRIENTES	99,750,000
360.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	38,000
360.1.2.1.0.00.	RENTA DE ACTIVOS	38,000
360.1.2.1.1.00.	ARRENDAMIENTOS	36,000
360.1.2.1.1.01.	ARRENDAMIENTOS	36,000
360.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	2,000
360.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	2,000
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	99,712,000
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	99,712,000
360.1.3.1.0.17.	A SECTOR PRIVADO	99,712,000
360.2.0.0.0.00.	INGRESOS DE CAPITAL	218,074,000
360.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	149,670,000
360.2.1.1.0.00.	VENTA DE ACTIVOS	1,500,000
360.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	1,500,000
360.2.1.1.1.02.	EDIFICIOS	1,500,000
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	148,170,000
360.2.1.3.7.00.	SECTOR PRIVADO	148,170,000
360.2.1.3.7.04.	PRÉSTAMOS VARIOS	148,170,000
360.2.4.0.0.00.	SALDO EN CAJA Y BANCO	68,404,000
360.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	68,404,000
360.2.4.2.0.01.	SALDO DE CAPITAL	68,404,000

ARTÍCULO 180. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	19,310,600
Captación y Colocación	45,411,400
Control de Operaciones	10,063,700
Operaciones Financieras	9,075,000
Fiscalización Gubernamental	81,300
Total del Presupuesto de funcionamiento	**83,942,000**
Inversión	
Hipotecarios y Construcción	92,000,000
Adquisición Inmuebles y Equipo	15,482,000
Otros Préstamos	126,400,000

Total del Presupuesto de inversión	233,882,000
TOTAL DEL PRESUPUESTO DE GASTOS	317,824,000

CAPÍTULO VII

3.65 COMISIÓN NACIONAL DE VALORES

ARTÍCULO 181. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2008:

Ingresos Totales	1,678,900
Menos: Aumento de Reservas	
Ingresos Disponibles	1,678,900
Gastos	1,678,900

ARTÍCULO 182. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	COMISIÓN NACIONAL DE VALORES	1,678,900
365.1.0.0.0.00.	INGRESOS CORRIENTES	1,678,900
365.1.2.0.0.00.	*INGRESOS NO TRIBUTARIOS*	1,678,900
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	711,800
365.1.2.3.1.00.	GOBIERNO CENTRAL	711,800
365.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	711,800
365.1.2.4.0.00.	TASAS Y DERECHOS	950,000
365.1.2.4.2.00.	TASAS	950,000
365.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	950,000
365.1.2.6.0.00.	INGRESOS VARIOS	17,100
365.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	16,100
365.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,000

ARTÍCULO 183. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección Administración General	1,157,330
Fiscalización y Reg. del Mercado Valores	521,570
Total del Presupuesto de funcionamiento	1,678,900
TOTAL DEL PRESUPUESTO DE GASTOS	1,678,900

REPUBLICA DE PANAMA

CAPÍTULO VIII

3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2008:

Ingresos Totales	3,464,900
Menos: Aumento de Reservas	
Ingresos Disponibles	3,464,900
Gastos	3,464,900

ARTÍCULO 185. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	3,464,900
390.1.0.0.0.00.	INGRESOS CORRIENTES	3,434,900
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,434,900
390.1.2.1.0.00.	RENTA DE ACTIVOS	2,120,000
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	2,120,000
390.1.2.1.4.10.	PRIMA DE SEGUROS	2,120,000
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,264,900
390.1.2.3.1.00.	GOBIERNO CENTRAL	1,264,900
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,264,900
390.1.2.6.0.00.	INGRESOS VARIOS	50,000
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	50,000
390.2.0.0.0.00.	INGRESOS DE CAPITAL	30,000
390.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	30,000
390.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	30,000
390.2.3.2.1.00.	GOBIERNO CENTRAL	30,000
390.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	30,000

ARTÍCULO 186. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2008, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	943,016
Seguro Agropecuario	2,096,384
Total del Presupuesto de funcionamiento	**3,039,400**
Inversión	
Equipamento	348,500
Infraestructura	77,000
Total del Presupuesto de inversión	**425,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,464,900**

TÍTULO VI
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA
CAPÍTULO I
OBJETO Y ÁMBITO

ARTÍCULO 187. EL PRESUPUESTO GENERAL DEL ESTADO. El Presupuesto General del Estado es la estimación de los ingresos y la autorización máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 188. OBJETO. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2008.

ARTÍCULO 189. ÁMBITO. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas y los Intermediarios Financieros.

En los Municipios y Juntas Comunales estas normas se aplicarán supletoriamente. De igual forma, en las Sociedades Anónimas en las que el Estado posea el cincuenta y un por ciento (51%) o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 190. EJECUCIÓN DEL PRESUPUESTO. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado. La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base del compromiso, el devengado y el pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 191. PRINCIPIO DE LA ADMINISTRACIÓN PRESUPUESTARIA. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 192. PRINCIPIO GENERAL. No se podrá tramitar la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la partida asignada específica que autoriza el gasto, ni se podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 193. ASIGNACIONES MENSUALES. Las instituciones públicas presentarán, al Ministerio de Economía y Finanzas, a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las autorizaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán aprobadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 194. UNIDAD DE CAJA. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva Ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso, al

Ministerio de Economia y Finanzas y a la Contraloría General de la República, cada vez que sea creado uno de ellos.

ARTÍCULO 195. FASES DE LA EJECUCIÓN DEL PRESUPUESTO DE GASTOS. La ejecución del presupuesto de gastos se realiza en tres etapas secuenciales: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

COMPROMISO es el registro de la obligación adquirida por una institución pública, conforme a los procedimientos y a las normas establecidos, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios independientemente de su entrega, pago o consumo.

DEVENGADO es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios.

PAGO es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.

SECCIÓN 1ª
INGRESOS O RENTAS

ARTÍCULO 196. PRINCIPIOS DE UNIVERSALIDAD, UNIDAD Y TRANSPARENCIA. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 197. INGRESOS DE GESTIÓN INSTITUCIONAL. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas), y de los Intermediarios Financieros deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 198. INGRESOS ADICIONALES. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución, y quiere hacer uso de este ingreso, deberá incorporarlo al presupuesto mediante crédito adicional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del presupuesto, según los procedimientos establecidos por dichas entidades.

ARTÍCULO 199. INGRESOS DEL CRÉDITO INTERNO. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 200. EXCEDENTES DE LOS INGRESOS. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado podrán ser incorporadas, mediante créditos adicionales, para su uso.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 201. INGRESOS RECAUDADOS INFERIORES A LOS PRESUPUESTADOS. Cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que los ingresos recaudados son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal condición, presentará al Órgano Ejecutivo un plan de reducción del gasto, tomando en consideración lo señalado en el artículo 275 de la Constitución Política. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.

ARTÍCULO 202. MODIFICACIÓN DE LOS INGRESOS. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 203. DEPÓSITO DE LOS FONDOS PÚBLICOS. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

PARÁGRAFO. Los ingresos netos generados en concepto de arrendamiento de las viviendas del área revertida se depositarán en la cuenta especial denominada Fondo Especial para Viviendas de Interés Social (FEVIS), la cual administra el Ministerio de Vivienda; no obstante, en la medida en que se realicen las ventas de dichas viviendas, los recursos se transferirán al Fondo Fiduciario para el Desarrollo, creado mediante la Ley 20 de 1995, modificada por la Ley 22 de 2000 y la Ley 57 de 2004.

SECCIÓN 2ª
EGRESOS O GASTOS

ARTÍCULO 204. NIVELES DE ASIGNACIÓN DE RECURSOS. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 205. EJECUCIÓN DE LAS ASIGNACIONES MENSUALES. La ejecución del presupuesto de gastos se realizará en función de las asignaciones mensuales y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 206. CONTROL DE LAS ASIGNACIONES MENSUALES. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

ARTÍCULO 207. REDISTRIBUCIÓN DE LAS ASIGNACIONES MENSUALES. Las instituciones públicas podrán solicitar redistribución de las asignaciones mensuales al Ministerio de Economía y Finanzas, que las autorizará y comunicará al solicitante cuando proceda.

En las entidades incorporadas al Sistema de Administración Financiera de Panamá (SIAFPA), la autorización y comunicación se harán electrónicamente. En las entidades que aún no están incorporadas al SIAFPA, se autorizará y comunicará al solicitante cuando proceda y a la Comisión de Presupuesto de la Asamblea Nacional, para su conocimiento.

ARTÍCULO 208. ESCALA SALARIAL Y LÍMITE DE REMUNERACIÓN. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la Estructura de Puestos aprobada para cada institución.

Con excepción del Presidente de la República, los Vicepresidentes, los Ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquier otra remuneración, una suma mayor que la asignada para el cargo de Viceministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo, los cargos que en forma expresa autorice el Órgano Ejecutivo, mediante decreto ejecutivo.

ARTÍCULO 209. PAGO DE VACACIONES. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los ex funcionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente, en cuanto a los Organismos de Seguridad del Estado.

ARTÍCULO 210. PROHIBICIÓN DE EJERCER UN CARGO ANTES DE LA TOMA DE POSESIÓN. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo.

Se exceptúan, por razón de necesidad de servicios, el personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, quienes podrán iniciar sus servicios, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de sociedades anónimas en que el Estado sea dueño del cincuenta y uno por ciento (51%) o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 211. ACCIONES DE PERSONAL. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central se presentarán al Ministerio de Economía y Finanzas para su revisión y al Presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado se presentarán al Ministerio de Economía y Finanzas para su revisión y autorización.

Se exceptúan de esta norma los nombramientos de Ministros, Viceministros, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Rectores y Vicerrectores y Administradores y Subadministradores Generales, que se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos; destituciones, ajustes salariales y ascensos) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Fiscalía General Electoral, la Caja de Seguro Social y la Superintendencia de Bancos se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

ARTÍCULO 212. PERSONAL TRANSITORIO Y CONTINGENTE. Personal transitorio son los funcionarios que ocupan cargos en programas o actividades, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

En los casos de nombramiento de personal transitorio y contingente, se requerirá la acción de personal mediante resuelto interno, el cual será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.

Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal asignado a proyectos de inversión, cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará al objeto de gasto 004 - Personal Transitorio para Inversiones.

PARÁGRAFO. Las instituciones del Sector Público que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social cuando se confeccionen las planillas adicionales y eventuales.

ARTÍCULO 213. PROHIBICIÓN DE NOMBRAR PERSONAL INTERINO. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 214. SERVICIOS ESPECIALES. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a tres mil balboas (B/.3,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la autorización del Órgano Ejecutivo. Dichas contrataciones tendrán que reflejar la siguiente información: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer mensualmente o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la Estructura de Puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto.

ARTÍCULO 215. CONSULTORÍA. La contratación de consultorías se ceñirá a los procedimientos contenidos en la Ley 22 de 2006, sobre Contratación Pública, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final contra la aprobación del producto final de los servicios contratados.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza, se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 216. GASTOS DE REPRESENTACIÓN. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: Presidente de la República; Vicepresidentes de la República; Ministros y Viceministros de Estado; Secretarios Generales; Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional; Director y Subdirector Nacional de Asesoría Legal Parlamentaria; Director y Subdirector Nacional de Asesoría Legislativa; Rectores y Vicerrectores de las universidades oficiales; Procurador General de la Nación; Procurador de la Administración; Magistrados de la Corte Suprema de Justicia; Magistrados de los Tribunales Superiores; Magistrados del Tribunal Administrativo de Contrataciones Públicas; Magistrados del Tribunal Electoral y el Fiscal General Electoral; Defensor del Pueblo; Adjunto del Defensor del Pueblo; Contralor y Subcontralor General de la República; Gobernadores; Directores y Subdirectores Generales de las instituciones del Sector Descentralizado; Administradores y Subadministradores Generales de las instituciones del Sector Descentralizado; Gerentes y Subgerentes Generales de las instituciones del Sector Descentralizado; Director y Subdirector General de la Policía Nacional; Director y Subdirector General de la Policía Técnica Judicial;

Director y Subdirector General del Servicio Aéreo Nacional; Director y Subdirector General del Servicio Marítimo Nacional; Secretario Ejecutivo del Consejo Nacional de Seguridad; Director y Subdirector del Servicio de Protección Institucional de la Presidencia de la República; Secretarios Ejecutivos Nacionales de la Presidencia de la República; Jefes de Misiones Diplomáticas; Directores y Subdirectores Nacionales; Presidente, Secretario y Tesorero de los Consejos Provinciales de Coordinación; Directores Regionales y Provinciales; Comisionados, Subcomisionados, Mayores y Capitanes de la Policía Nacional, del Servicio Aéreo Nacional, del Servicio de Protección Institucional de la Presidencia de la República y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos. Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 217. SOBRETIEMPO. Solo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del veinticinco por ciento (25%) de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el cincuenta por ciento (50%) del sueldo regular de un mes. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud cuando presten sus servicios en el interior del país.

ARTÍCULO 218. VIÁTICOS EN EL INTERIOR DEL PAÍS. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la siguiente tabla:

1. Para Ministros, Viceministros, Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral y del Tribunal Administrativo de Contrataciones Públicas, Contralor y Subcontralor General, Fiscal General Electoral, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales y Rectores y Vicerrectores de las universidades oficiales, ex Presidentes y ex Vicepresidentes de la República, en función pública: B/.65.00 diarios.

2. Para otros funcionarios: B/.45.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el Reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los funcionarios públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 219. VIÁTICOS EN EL EXTERIOR DEL PAÍS. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público y la Contraloría General de la República. Los viáticos serán los siguientes:

1. Para Ministros, Viceministros, Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral y del Tribunal Administrativo de Contrataciones Públicas, Contralor y Subcontralor General de la República, Fiscal General Electoral, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales y Rectores y Vicerrectores de las universidades oficiales, ex Presidentes y ex Vicepresidentes de la República, en función pública:

Europa, Asia, África y Oceanía	B/.500.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.450.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.250.00 diarios.

2. Para otros funcionarios:

Europa, Asia, África y Oceanía	B/.400.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.300.00 diarios.
México, Centroamérica, el Caribe y resto de América Latina	B/.200.00 diarios.

Cuando un funcionario participe en un evento internacional, cuya duración no exceda de diez días laborables y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá la diferencia del viático establecido para misiones oficiales. En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un diferencial del treinta por ciento (30%) del viático establecido para misiones oficiales.

Los funcionarios que reciban esta asignación deberán presentar un informe sustantivo sobre los resultados de la misión atendida a su regreso al país.

ARTÍCULO 220. VIAJES DE FUNCIONARIOS AL EXTERIOR. El Presidente y los Vicepresidentes de la República, los Ministros y Viceministros, los Diputados, el Secretario y los Subsecretarios Generales de la Asamblea Nacional, el Defensor del Pueblo, el Adjunto del Defensor del Pueblo, el Procurador General de la Nación, el Procurador de la Administración, los Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral y del Tribunal Administrativo de Contrataciones Públicas, el Fiscal General Electoral, el Contralor y el Subcontralor General de la República, los Embajadores, los Directores y Subdirectores Generales, los Gerentes y Subgerentes Generales, los Rectores y los Administradores y Subadministradores Generales de las entidades del sector descentralizado, ex Presidentes y ex Vicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.

ARTÍCULO 221. TRANSFERENCIAS A ENTIDADES DESCENTRALIZADAS. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 222. PAGO DE BIENES Y SERVICIOS Y OBLIGACIONES A LA SEGURIDAD SOCIAL. La porción correspondiente al pago de los bienes y servicios y de las obligaciones de la seguridad social será centralizada a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, de acuerdo con las siguientes modalidades:

1. Las entidades del Gobierno Central deberán efectuar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y financiero de estas.
2. En el caso de las entidades descentralizadas subsidiadas, se retendrá, a través de la Dirección General de Tesorería, la porción correspondiente al pago de los bienes y servicios y de las obligaciones de la seguridad social.
3. Las entidades públicas no subsidiadas deberán realizar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y pagos de los bienes y servicios y de las obligaciones de la seguridad social.

ARTÍCULO 223. TRANSFERENCIAS A PERSONAS NATURALES O JURÍDICAS. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 224. INDEMNIZACIONES ORDENADAS POR LOS TRIBUNALES. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

ARTÍCULO 225. USO DE CELULARES. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, solo se reconocerá a los funcionarios que ejercen los cargos de Presidente y Vicepresidentes de la República; Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional; Ministros y Viceministros de Estado; Gobernadores; Magistrados de la Corte Suprema de Justicia; Procurador General de la Nación; Procurador de la Administración; Contralor y Subcontralor General de la República; Defensor del Pueblo; Adjunto del Defensor del Pueblo; Magistrados del Tribunal Electoral y Fiscal General Electoral; Magistrados del Tribunal Administrativo de Contrataciones Públicas; Directores y Subdirectores Generales, Gerentes y Subgerentes Generales; Administradores y Subadministradores Generales y Rectores, del sector descentralizado.

Cuando a otros funcionarios no descritos en el párrafo anterior se les asigne esta facilidad, dicho gasto deberá ser cubierto de su propio peculio.

ARTÍCULO 226. COSTO DE LAS FRANQUICIAS TELEFÓNICAS. El costo de las franquicias telefónicas otorgadas mediante ley a servidores públicos o instituciones benéficas, en atención a la función pública o social que cumplen, será sufragado por el Estado mediante la inclusión en el Presupuesto General del Estado de las partidas presupuestarias pertinentes para hacer frente a dicho costo.

ARTÍCULO 227. ADQUISICIONES Y CONTRATOS MULTIANUALES. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos x y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución sustentará, ante la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, el tiempo estimado de los contratos por adquisiciones de bienes y servicios y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.

2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

SECCIÓN 3ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 228. EJECUCIÓN DE INVERSIONES. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria correspondiente.

El llamado al acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. En los casos a que se refiere el artículo 23 de la Ley 22 de 2006, sobre Contratación Pública, se deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que el proyecto cuenta con el financiamiento garantizado.

ARTÍCULO 229. INVERSIONES PÚBLICAS POR CONTRATO. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

ARTÍCULO 230. INVERSIONES PÚBLICAS POR ADMINISTRACIÓN DIRECTA. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tantos locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 214 de la presente Ley.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederá el treinta por ciento (30%) del monto total de la asignación anual del proyecto.

ARTÍCULO 231. ANTICIPO Y PAGO A CONTRATISTAS. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo hará constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de anticipo que deberá ser del ciento por ciento (100%) del valor anticipado.

ARTÍCULO 232. PAGO MEDIANTE CARTAS DE CRÉDITO. La forma de pago mediante el mecanismo de carta de crédito, tanto para compras locales como para compras en el exterior, se utilizará por parte del sector público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 233. INVERSIONES MULTIANUALES. Para los efectos de Proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.
2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obliga a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. El Ministerio de Economía y Finanzas, de igual forma, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 234. AUMENTO DEL COSTO DE LA INVERSIÓN. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

PARÁGRAFO. En los contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de obras, se podrá devolver esta retención al contratista cuando se compruebe que el alcance del contrato original se ha cumplido, aun cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubieran sido acordados.

ARTÍCULO 235. INVERSIONES DE DESARROLLO LOCAL Y OBRAS COMUNITARIAS. Las transferencias de capital del presupuesto de inversión correspondiente a los Proyectos de Desarrollo Local y Obras Comunitarias serán asignadas en forma igualitaria y desembolsadas de acuerdo con los avances de ejecución de obras y de los ingresos recaudados.

ARTÍCULO 236. REGISTRO DE GASTOS EN LOS PROYECTOS DE INVERSIÓN. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta del Tesoro Nacional para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 237. REGISTRO DE LAS INVERSIONES DEL BANCO NACIONAL DE PANAMÁ Y LA CAJA DE AHORROS. Por la naturaleza de las inversiones que realizan el Banco Nacional de Panamá y la Caja de Ahorros, los cuales compiten en el mercado financiero, se autoriza para que ambas entidades en su Programa de Inversiones realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses que se pagan a los cuentahabientes de ambas entidades financieras.

ARTÍCULO 238. CONTRATOS DE PRÉSTAMOS EXTERNOS. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

SECCIÓN 4ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 239. TRASLADO DE PARTIDA. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 15 de enero y el 30 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias al Ministerio de Economía y Finanzas, el cual autorizará o no la correspondiente solicitud, previa verificación de la efectiva disponibilidad de los saldos no comprometidos. Los traslados de partidas de trescientos mil balboas (B/.300,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su consideración. Si la Comisión de Presupuesto no realiza ninguna actuación dentro de los ocho días hábiles siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario, la Comisión de Presupuesto realiza actuación, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta tanto la entidad solicitante realice la sustentación ante la Comisión, que la aprobará o la rechazará.

La documentación correspondiente a los traslados de partidas menores de trescientos mil balboas (B/.300,000.00) se remitirá a la Comisión de Presupuesto de la Asamblea Nacional. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00). La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 2. No se podrá dividir el objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas (B/.300,000.00).

ARTÍCULO 240. LIMITACIONES A LOS TRASLADOS DE PARTIDAS. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las siguientes normas:

1. No se podrán trasladar, bajo ningún concepto, saldos de las partidas de servicios básicos, ni de contribuciones a la Caja de Seguro Social.
2. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los saldos de las partidas de sueldos fijos, de cuotas a organismos internacionales y del Servicio de la Deuda Pública, cuando corresponda a ahorros comprobados, los cuales serán verificados por el Ministerio de Economía y Finanzas.
3. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.
4. Los saldos de las partidas de inversiones podrán trasladarse entre sí.

5. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior.

ARTÍCULO 241. CRÉDITOS ADICIONALES. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios, los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 242. VIABILIDAD DE LOS CRÉDITOS ADICIONALES. Los créditos adicionales serán viables cuando exista un superávit o excedente real en el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos, demostrados por las entidades solicitantes.

ARTÍCULO 243. PLAZOS PARA LOS CRÉDITOS ADICIONALES. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva Junta Directiva. Las solicitudes se podrán presentar, entre el 1 de marzo y el 30 de septiembre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de octubre, a fin de ser votadas por esta.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del Presidente de la República, están facultados para considerar créditos adicionales fuera de los periodos estipulados en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 244. PROCEDIMIENTO DE LOS CRÉDITOS ADICIONALES. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el Proyecto de Resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 245. MODIFICACIONES PRESUPUESTARIAS ENTRE INSTITUCIONES. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación de otra u otras, mediante el procedimiento de traslado de partidas.

ARTÍCULO 246. MODIFICACIÓN A LA ESTRUCTURA DE PUESTOS. Las modificaciones a la estructura de puestos que requieran las instituciones públicas deberán ser solicitadas al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 15 de septiembre, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidos en los cambios de la estructura de puestos solo podrán ser financiados mediante la disminución y eliminación de puestos.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación.

En el caso de las solicitudes que incluyan cargos bajo el régimen de carrera administrativa, deberán adjuntar la recomendación favorable de la Dirección General de Carrera Administrativa. El Ministerio de Economía y Finanzas determinará la forma en que dichas solicitudes serán presentadas mediante el procedimiento de resoluciones.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 247. SEGUIMIENTO Y EVALUACIÓN. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 248. PROCEDIMIENTO. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas incluidos en el Presupuesto General del Estado, para asegurar que su avance físico y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera del sector público, y si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación y posterior comunicación a las instituciones públicas. Este plan también podrá ser aprobado mediante Resolución Ejecutiva, con el concepto favorable de la Comisión de Presupuesto de la Asamblea Nacional, para lo cual el Órgano Ejecutivo remitirá toda la documentación necesaria a dicha Comisión.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO 1. Los ajustes por contención o reducción del gasto a los presupuestos del Órgano Legislativo, del Órgano Judicial, del Ministerio Público, del Tribunal Electoral, de la Defensoría del Pueblo y de la Contraloría General de la República no serán porcentualmente superiores en cada una de estas instituciones al ajuste del Presupuesto General del Estado, y afectarán los renglones que estas determinen, respetando los gastos de forzoso cumplimiento.

PARÁGRAFO 2. Desde el año fiscal en que se inicie un presupuesto de elecciones con miras a la realización de estas y hasta el año fiscal en que se celebren, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 249. PLAZOS E INFORMES. Las instituciones públicas remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros veinte días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros veinte días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del trimestre correspondiente. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo Fiduciario para el Desarrollo. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará trimestralmente a la Comisión de Presupuesto un informe sobre el Estado de la Deuda Pública y su servicio. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 250. CIERRE PRESUPUESTARIO. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre del 2008.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 251. RESERVA DE CAJA. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva, solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 252. LIQUIDACIÓN PRESUPUESTARIA. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto del 2008 se realizará hasta el 30 de abril del año 2009.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 253. SALDO EN CAJA LIBRE. Es la disponibilidad financiera de recursos, menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 254. PRESENTACIÓN DE ANTEPROYECTO DE PRESUPUESTO. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de junio de cada año. A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas vinculadas con los recursos, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, a mediano plazo, para un periodo no menor de tres años adicionales.

ARTÍCULO 255. MODIFICACIÓN A LA ESTRUCTURA PROGRAMÁTICA. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 1 de febrero hasta el 30 de abril, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 256. TRASLADOS DE FUNCIONARIOS ENTRE ENTIDADES DEL ESTADO. Del 15 de enero hasta el 30 de junio y previa consulta a la Dirección General de Carrera Administrativa, el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del Presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 257. AUTORIZACIÓN PARA DESCUENTOS MENSUALES DE LAS CUENTAS CORRIENTES DE LAS INSTITUCIONES. Se autoriza al Ministerio de Economía y Finanzas para que instruya al Banco Nacional de Panamá a descontar mensualmente, de las cuentas corrientes de las instituciones públicas, las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos, contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 258. COMPENSACIÓN DE CRÉDITOS Y DÉBITOS ENTRE INSTITUCIONES PÚBLICAS. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

A los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Contraloría General de la República y a la Comisión de Presupuesto.

ARTÍCULO 259. INFORME SOBRE POLÍTICAS Y SISTEMA SALARIAL. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, las instituciones públicas deberán remitir al Ministerio de Economía y Finanzas, mensualmente, y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la siguiente información:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.
6. Conceptos e importes pagados según la planilla.

PARÁGRAFO. La Dirección General de Carrera Administrativa tendrá acceso a esta información. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios, a efecto de cumplir con esta disposición.

ARTÍCULO 260. MANUAL DE ORGANIZACIÓN Y DE CLASES OCUPACIONALES. Las instituciones del sector público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de

Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 261. BONIFICACIÓN POR ANTIGÜEDAD A LOS SERVIDORES PÚBLICOS DE CARRERA ADMINISTRATIVA. La bonificación por antigüedad se calcula tomando en cuenta los años laborados, desde la adquisición del estatus de servidor público de carrera administrativa al último sueldo devengado, cuyo derecho se adquiere por renuncia, jubilación o reducción de fuerza.

El servidor público, al completar diez años de servicio, tendrá derecho a cuatro meses de sueldo por bonificación; al completar quince años de servicio, tendrá derecho a seis meses de sueldo por bonificación; al completar veinte años de servicio, tendrá derecho a ocho meses de sueldo por bonificación; y al completar veinticinco años de servicio, tendrá derecho a diez meses de sueldo como bonificación.

En caso de fallecimiento del servidor público, se le concederá el último mes de sueldo al beneficiario previamente designado o, en su defecto, a sus herederos.

ARTÍCULO 262. MODIFICACIÓN A LA ESTRUCTURA ORGANIZATIVA. Las instituciones del sector público podrán solicitar, al Ministerio de Economía y Finanzas, modificaciones a su estructura organizativa, a través de la Dirección de Desarrollo Institucional del Estado, que la evaluará y autorizará.

ARTÍCULO 263. CONTROL PREVIO. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación.

El Control Objetivo o Previo se limitará a la verificación de la partida de gasto autorizada por la Ley de Presupuesto General del Estado y las normas legales aplicables. Este control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 264. INVERSIONES SOCIALES A TRAVÉS DEL PROGRAMA DE DINAMIZACIÓN. Las inversiones públicas podrán ejecutarse a través del Programa de

Dinamización de Inversiones para aplicar las normas del Convenio con el Programa de las Naciones Unidas para el Desarrollo (PNUD), o cualesquiera otros programas que autorice el Órgano Ejecutivo.

ARTÍCULO 265. SALDO DE VIGENCIA DE SEGURO EDUCATIVO. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las Leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2008, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 266. AFECTACIONES PRESUPUESTARIAS. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 267. APLICACIÓN DE LAS NORMAS. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquier otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de estas Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 268. VIGENCIA. Esta Ley comenzará a regir desde el 1 de enero del 2008.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 346 de 2007 aprobado en tercer debate, en el Palacio Justo Arosemena, ciudad de Panamá, a los 20 días del mes de noviembre del año dos mil siete.

El Presidente,

Pedro Miguel González P.

El Secretario General Encargado,

José Dídimo Escobar S.

REPÚBLICA DE PANAMÁ GACETA OFICIAL

ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA.

PANAMÁ, REPÚBLICA DE PANAMÁ, DE 11 DE diciembre DE 2007.

MARTÍN TORRIJOS ESPINO
Presidente de la República

HÉCTOR E. ALEXANDER H.
Ministro de Economía y Finanzas

END